Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                              Financial Statements
                         For the six-month period ended
                 June 30, 2008 presented in comparative format.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS
                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                 Financial Statements and Limited Review Report
                         For the six-month period ended
                 June 30, 2008 presented in comparative format.

                  Report of the Supervisory Syndics' Committee
                  For the six-month period ended June 30, 2008.

Heading                                                                Page 1

Consolidated Financial Statements                                      Page 2

Individual Financial Statements                                        Page 44

Additional  Information to the Notes to the Statements  required by Section 68 of the Rules and Regulations of the Bolsa de Comercio
de Buenos Aires (Buenos Aires Stock Exchange).                         Page 65

Supplementary and Explanatory Statement by the Board of Directors
required by Section 2 of the Rules on accounting documents
set forth by the Regulations of the Bolsa de Comercio de Cordoba
(Cordoba Stock Exchange).                                              Page 67

Informative Review                                                     Page 69

Report of the Supervisory Syndics' Committee

Limited Review Report

Company's Name:                             Grupo Financiero Galicia S.A.
                                            "Corporation which has not adhered
                                            to the optional system for the
                                            mandatory acquisition of shares in a
                                            public offering"

Legal address:                              Tte. Gral. Juan D. Peron No. 456 -
                                            2nd floor Autonomous City of Buenos
                                            Aires

Principal line of business:                 Financial and Investment Activities

                            Fiscal year N(degree) 10
                   For the six-month period commenced January
                        1, 2008 and ended June 30, 2008,
                        presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                                  September 30, 1999

Date of latest amendment to Bylaws:         June 26, 2006

Registration number with the Corporation    11,891
Control Authority (I.G.J):

Sequential Number - Corporation Control     1,671,058
Authority (I.G.J.):

Date of expiration of the Company's         June 30, 2100
Bylaws:

Name of the Controlling Company:            EBA HOLDING S.A.

Principal line of business:                 Financial and Investment Activities

Interest held by the Controlling Company
in the Shareholders' equity as of
06.30.08:                                   22.65%

Percentage of votes which the Controlling
Company is entitled to as of  06.30.08:     59.42%

          Capital status as of 06.30.08 (Note 8 to the Financial
           Statements) (figures stated in thousands of pesos for
                     "Subscribed" and "Paid-in" shares)
----------------------------------------------------------------------------
                                     Shares
----------------------------------------------------------------------------
                                      Voting rights
    Number             Class            per share     Subscribed    Paid-in
-------------   -------------------   -------------   ----------   ---------
  281,221,650   Ordinary class "A",         5            281,222     281,222
                  face value of 1
  960,185,367   Ordinary class "B",         1            960,185     960,185
                  face value of 1
1,241,407,017                                          1,241,407   1,241,407

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of June 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                                      06.30.08     12.31.07
                                                                                     ----------   ----------
ASSETS
                                                                                     ----------   ----------
  CASH AND DUE FROM BANKS                                                             3,039,901    2,960,013
                                                                                     ----------   ----------
  - Cash                                                                                805,991      743,185
  - Financial institutions and correspondents                                         2,233,910    2,216,828
    - Argentine Central Bank                                                          1,845,242    1,648,864
    - Other local financial institutions                                                 20,268       26,425
    - Foreign                                                                           368,400      541,539
                                                                                     ----------   ----------
  GOVERNMENT AND CORPORATE SECURITIES                                                 1,220,549    1,694,030
                                                                                     ----------   ----------
  - Holdings of securities in investment accounts                                       995,076    1,303,437
  - Holdings of trading securities                                                        4,025       38,991
  - Government unlisted securities                                                        1,857        1,872
  - Securities issued by the Argentine Central Bank                                     219,521      348,757
  - Investments in listed corporate securities                                               70          973
                                                                                     ----------   ----------
  LOANS                                                                              11,931,481   11,601,029
                                                                                     ----------   ----------
  - To the non-financial public sector                                                1,328,577    1,265,466
  - To the financial sector                                                             134,628      110,028
    - Interbank loans (call money loans granted)                                         27,500        2,906
    - Other loans to domestic financial institutions                                     64,903       64,895
    - Accrued interest, adjustments and quotation differences receivable                 42,225       42,227
  - To the non-financial private sector and residents abroad                         10,987,788   10,654,142
    - Advances                                                                          656,114      792,148
    - Promissory notes                                                                2,723,251    2,911,170
    - Mortgage loans                                                                  1,016,351      945,088
    - Pledge loans                                                                       97,018       94,520
    - Personal loans                                                                  1,234,589      977,976
    - Credit card loans                                                               4,145,910    3,630,133
    - Other                                                                             969,028    1,168,684
    - Accrued interest, adjustments and quotation differences receivable                182,744      177,027
    - Documented interest                                                               (37,054)     (42,462)
    - Unallocated collections                                                              (163)        (142)
  - Allowances                                                                         (519,512)    (428,607)
                                                                                     ----------   ----------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                3,840,172    3,596,970
                                                                                     ----------   ----------
  - Argentine Central Bank                                                              204,710      192,911
  - Amounts receivable for spot and forward sales to be settled                          27,289       31,090
  - Securities receivable under spot and forward purchases to be settled              1,699,823    1,517,600
  - Others not included in the debtor classification regulations                      1,654,049    1,603,703
  - Unlisted negotiable obligations                                                      15,754       20,868
  - Balances from forward transactions without delivery of underlying asset to
    be settled                                                                              720        1,087
  - Others included in the debtor classification regulations                            243,490      240,270
  - Accrued interest receivable not included in the debtor classification                 2,785        2,017
    regulations
  - Accrued interest receivable included in the debtor classification regulations         4,950        6,594
  - Allowances                                                                          (13,398)     (19,170)
                                                                                     ----------   ----------
  ASSETS UNDER FINANCIAL LEASES                                                         425,767      355,784
                                                                                     ----------   ----------
  - Assets under financial leases                                                       430,159      359,552
  - Allowances                                                                           (4,392)      (3,768)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of June 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                  06.30.08        12.31.07
                                                ------------    ------------
EQUITY INVESTMENTS                                    43,659          43,790
                                                ------------    ------------
- In financial institutions                            1,499           3,138
- Other                                               83,186          82,009
- Allowances                                         (41,026)        (41,357)
                                                ------------    ------------
MISCELLANEOUS RECEIVABLES                          1,317,945       1,246,054
                                                ------------    ------------
- Receivables for assets sold                         15,340          15,980
- Minimum presumed income tax - Tax credit           275,013         258,515
- Other                                            1,110,191       1,056,970
- Accrued interest on receivables for
   assets sold                                           322              98
- Other accrued interest and adjustments
   receivable                                             90              79
- Allowances                                         (83,011)        (85,588)
                                                ------------    ------------
FIXED ASSETS                                         755,919         743,132
                                                ------------    ------------
MISCELLANEOUS ASSETS                                 132,958         112,575
                                                ------------    ------------
INTANGIBLE ASSETS                                    508,879         448,318
                                                ------------    ------------
- Goodwill                                            48,051          58,266
- Organization and development expenses              460,828         390,052
                                                ------------    ------------
UNALLOCATED ITEMS                                     12,120           9,161
                                                ------------    ------------
OTHER ASSETS                                          28,579          17,882
                                                ------------    ------------
TOTAL ASSETS                                      23,257,929      22,828,738
                                                ============    ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                           Consolidated Balance Sheet
                   As of June 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                             06.30.08       12.31.07
                                                           ------------   ------------
LIABILITIES
  DEPOSITS                                                   13,087,472     13,165,621
                                                           ------------   ------------
  - Non-financial public sector                                 206,354        193,911
  - Financial sector                                            166,884        167,206
  - Non-financial private sector and residents abroad        12,714,234     12,804,504
    - Current Accounts                                        2,841,221      2,629,925
    - Savings Accounts                                        3,261,907      3,228,954
    - Time Deposits                                           6,191,332      6,543,910
    - Investment accounts                                           242            199
    - Other                                                     316,169        291,103
    - Accrued interest and quotation differences payable        103,363        110,413
                                                           ------------   ------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE        6,692,892      6,362,954
                                                           ------------   ------------
  - Argentine Central Bank                                          819            698
    - Other                                                         819            698
  - Banks and international entities                            965,626        717,316
  - Unsubordinated negotiable obligations                     1,983,324      2,190,231
  - Amounts payable for spot and forward purchases to
     be settled                                               1,366,982      1,273,308
  - Securities to be delivered under spot and forward
     sales to be settled                                         27,865         30,734
  - Loans from domestic financial institutions                  429,419        213,039
    - Interbank loans (call money loans received)               147,500         12,501
    - Other loans from domestic financial institutions          277,964        199,191
    - Accrued interest payable                                    3,955          1,347
  - Other                                                     1,826,447      1,855,825
  - Accrued interest and quotation differences payable           92,410         81,803
                                                           ------------   ------------
MISCELLANEOUS LIABILITIES                                       372,656        324,583
  - Dividends payable                                             5,685             40
  - Directors' and syndics' fees                                  1,747          4,343
  - Other                                                       365,224        320,200
                                                           ------------   ------------
PROVISIONS                                                      199,984        170,083
                                                           ------------   ------------
SUBORDINATED NEGOTIABLE OBLIGATIONS                             841,754        855,258
                                                           ------------   ------------
UNALLOCATED ITEMS                                                10,540          6,347
                                                           ------------   ------------
OTHER LIABILITIES                                                93,691         71,800
                                                           ------------   ------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES         226,116        217,587
                                                           ------------   ------------
TOTAL LIABILITIES                                            21,525,105     21,174,233
                                                           ------------   ------------
SHAREHOLDERS' EQUITY                                          1,732,824      1,654,505
                                                           ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   23,257,929     22,828,738
                                                           ============   ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                   As of June 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                                    06.30.08       12.31.07
                                                                  ------------   ------------
DEBIT                                                               21,109,909     19,965,718
                                                                  ============   ============
  CONTINGENT                                                         6,938,916      6,781,309
                                                                  ------------   ------------
  - Loans obtained (unused balances)                                    81,879        199,775
  - Guarantees received                                              5,116,369      5,112,668
  - Others not included in the debtor classification
     regulations                                                        21,774         22,687
  - Contingencies re. contra items                                   1,718,894      1,446,179
                                                                  ------------   ------------
  CONTROL                                                            9,710,436      9,543,858
                                                                  ------------   ------------
  - Uncollectible loans                                                619,115        545,848
  - Other                                                            8,639,228      8,637,351
  - Control re. contra items                                           452,093        360,659

  DERIVATIVES                                                        3,780,620      2,782,512
                                                                  ------------   ------------
  - "Notional" value of forward transactions without
     delivery of underlying asset                                    2,206,679      1,740,332
  - Derivatives re. contra items                                     1,573,941      1,042,180

  TRUST ACCOUNTS                                                       679,937        858,039
                                                                  ------------   ------------
  - Trust funds                                                        679,937        858,039
                                                                  ------------   ------------
CREDIT                                                              21,109,909     19,965,718
                                                                  ============   ============
  CONTINGENT                                                         6,938,916      6,781,309
                                                                  ------------   ------------
  - Loans granted (unused balances)                                    887,096        827,851
  - Guarantees granted to the Argentine Central Bank                     1,796              -
  - Other guarantees granted included in the debtor
     classification regulations                                        232,848        139,692
  - Other  guarantees  granted  not  included  in  the
     debtor classification regulations                                 278,060        236,668
  - Others included in the debtor classification regulations           276,823        200,466
  - Others not included in the debtor classification
     regulations                                                        42,271         41,502
  - Contingencies re. contra items                                   5,220,022      5,335,130
                                                                  ------------   ------------
  CONTROL                                                            9,710,436      9,543,858

  - Checks and drafts to be credited                                   451,922        360,481
  - Other                                                                  171        277,068
  - Control re. contra items                                         9,258,343      8,906,309
                                                                  ------------   ------------
  DERIVATIVES                                                        3,780,620      2,782,512
                                                                  ------------   ------------
  - "Notional" value of put options written                            149,548        162,336
  - "Notional" value of forward transactions without
     delivery of underlying asset                                    1,424,393        879,844
  - Derivatives re. contra items                                     2,206,679      1,740,332
                                                                  ------------   ------------
  TRUST ACCOUNTS                                                       679,937        858,039
                                                                  ------------   ------------
  - Trust liabilities re. contra items                                 679,937        858,039

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
          For the six-month period commenced January 1, 2008 and ended
             June 30, 2008 presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                               06.30.08       06.30.07
                                                             ------------   ------------
FINANCIAL INCOME                                                1,239,889        928,660
                                                             ------------   ------------
  - Interest on cash and due from banks                             6,129          5,706
  - Interest on loans to the financial sector                       1,099          2,473
  - Interest on advances                                           77,159         44,717
  - Interest on promissory notes                                  205,524        121,169
  - Interest on mortgage loans                                     61,110         42,751
  - Interest on pledge loans                                        7,020          5,261
  - Interest on credit card loans                                 300,529        192,338
  - Interest on other loans                                       148,985         82,840
  - Net income from government and corporate securities           139,919        102,396
  - Interest on other receivables resulting from
     financial brokerage                                           17,801         17,748
  - Net income from secured loans - Decree No. 1,387/01            29,784         50,351
  - CER adjustment                                                 79,068        135,060
  - Quotation differences on gold and foreign currency             96,473         35,188
  - Other                                                          69,289         90,662

FINANCIAL EXPENSES                                                692,239        617,480
                                                             ------------   ------------
  - Interest on current account deposits                            9,319          8,106
  - Interest on savings account deposits                            1,778          2,892
  - Interest on time deposits                                     320,259        233,570
  - Interest on interbank loans received (call money
     loans)                                                         2,055          1,721
  - Interest on other loans from financial institutions               533          1,133
  - Interest on other liabilities resulting from
     financial brokerage                                          147,260        160,282
  - Interest on subordinated obligations                           49,299         46,373
  - Other interest                                                  2,019         43,605
  - CER adjustment                                                  7,690         51,433
  - Contributions made to Deposit Insurance Fund                   11,746          9,652
  - Other                                                         140,281         58,713
                                                             ------------   ------------
GROSS FINANCIAL MARGIN                                            547,650        311,180
                                                             ============   ============
PROVISIONS FOR LOAN LOSSES                                        179,188         86,248
                                                             ------------   ------------
INCOME FROM SERVICES                                              733,353        533,559
                                                             ------------   ------------
  - Related to lending transactions                               191,192        153,842
  - Related to borrowing transactions                             174,196        135,308
  - Other commissions                                              10,916          9,362
  - Other                                                         357,049        235,047
                                                             ------------   ------------
EXPENSES FOR SERVICES                                             175,458        113,133
                                                             ------------   ------------
  - Commissions                                                    77,203         54,259
  - Other                                                          98,255         58,874

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
          For the six-month period commenced January 1, 2008 and ended
             June 30, 2008 presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                   06.30.08        06.30.07
                                                                 ------------    ------------
ADMINISTRATIVE EXPENSES                                               829,335         580,463
                                                                 ------------    ------------
 - Personnel expenses                                                 450,920         304,869
 - Directors' and Syndics' fees                                         3,969           3,260
 - Other fees                                                          26,100          17,685
 - Advertising and publicity                                           67,232          51,206
 - Taxes                                                               47,415          28,258
 - Depreciation of fixed assets                                        30,484          22,146
 - Amortization of organization expenses                               17,124          17,806
 - Other operating expenses                                           118,483          88,696
 - Other                                                               67,608          46,537
                                                                 ------------    ------------
NET INCOME FROM FINANCIAL BROKERAGE                                    97,022          64,895
                                                                 ============    ============
MINORITY INTERESTS RESULT                                             (15,728)        (13,630)
                                                                 ------------    ------------
MISCELLANEOUS INCOME                                                  170,914         123,002
                                                                 ------------    ------------
 - Net income from equity investments                                   1,458             364
 - Penalty interests                                                    1,576             881
 - Loans recovered and allowances reversed                             24,590          42,764
 - Other                                                              143,290          78,993
                                                                 ------------    ------------
MISCELLANEOUS LOSSES                                                  139,940         145,689
                                                                 ------------    ------------
 - Penalty interests and charges in favor of the
    Argentine Central Bank                                                  7               9
 - Loan loss provisions for miscellaneous receivables
    and other provisions                                               43,236          30,940
 - CER adjustment                                                         271               8
 - Amortization of differences arising from court resolutions          15,287          73,973
 - Depreciation and losses from miscellaneous assets                      993             227
 - Amortization of goodwill                                            10,215           9,574
 - Other                                                               69,931          30,958
                                                                 ------------    ------------
NET INCOME BEFORE INCOME TAX                                          112,268          28,578
                                                                 ------------    ------------
INCOME TAX                                                             33,949          34,113
                                                                 ------------    ------------
NET INCOME (LOSS) FOR THE FISCAL PERIOD                                78,319          (5,535)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Cash Flows and Cash
                 Equivalents For the six-month period commenced
                            January 1, 2008 and ended
                                 June 30, 2008.
                     (figures stated in thousands of pesos)

                                                                   06.30.08
                                                                 -------------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)

  - Cash at beginning of fiscal year                                 3,766,207
  - Cash at period-end                                               3,542,750
                                                                 -------------
Decrease in cash (in constant currency)                               (223,457)
                                                                 =============
REASONS FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
  - Government and corporate securities                                274,448
  - Loans
    - To the financial sector                                              986
    - To the non-financial public sector                                29,982
    - To the non-financial private sector and residents abroad         145,351
  - Other receivables resulting from financial brokerage               (43,533)
  - Assets under financial leases                                      (36,100)
  - Deposits
    - To the financial sector                                             (322)
    - To the non-financial public sector                                12,543
    - To the non-financial private sector and residents abroad        (348,472)
  - Other liabilities from financial brokerage
    - Financing from the financial sector
      - Interbank loans - (call money loans received)                  132,945
  - Other (except from liabilities included in financing
     activities)                                                      (116,038)
Collections related to income from services                            842,217
Payments related to expenses for services                             (202,027)
Administrative expenses paid                                          (817,071)
Payment of organization and development expenses                       (57,323)
Collection for penalty interests, net                                    1,569
Differences arising from court resolutions paid                        (29,287)
Collection of dividends from other companies                             2,405
Other collections related to miscellaneous profits and losses           43,004
Net collections / (payments) for other operating activities
  - Other receivables and miscellaneous liabilities                    (23,170)
  - Other operating activities, net                                     26,900
Income tax and minimum presumed income tax payment                     (58,741)
                                                                 -------------
Net cash flow used in operating activities                            (219,734)
                                                                 =============
Investment activities
Payments for fixed assets, net                                         (26,562)
Payments for miscellaneous assets, net                                 (36,874)
Payments for equity investments                                         (2,004)
Collections for equity investments                                       1,526
                                                                 -------------
Net cash flows used in investment activities                           (63,914)
                                                                 =============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
      Consolidated Statement of Cash Flows and Cash Equivalents (Continued)
                       For the six-month period commenced
                            January 1, 2008 and ended
                                 June 30, 2008.
                     (figures stated in thousands of pesos)

                                                       06.30.08
                                                     ------------
Financing activities
Net collections/(payments) for:
  - Unsubordinated negotiable obligations                (189,520)
  - Argentine Central Bank:
    Other                                                     121
  - Banks and international entities                      252,844
  - Subordinated obligations                              (28,386)
  - Loans from domestic financial institutions             80,796
Distribution of dividends                                  (1,553)
                                                     ------------
Net cash flow generated by financing activities           114,302
                                                     ============
Financial results and by holding of cash
 and cash equivalents (including
 interest and monetary result)                            (54,111)
                                                     ============
(Decrease) in cash, net                                  (223,457)
                                                     ============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                  For the six-month period commenced January 1,
                   2008 and ended June 30, 2008, presented in
                               comparative format.
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1: PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). The presentation of the Statement of Cash Flows and cash equivalents presented in comparative format is required by law as from September, 2008. These financial statements include the balances corresponding to Banco de Galicia y Buenos Aires
S. A.'s activities and its subsidiaries located in Argentina and abroad and they form an integral part as supplementary information along with the Bank's annual financial statements. Therefore, they must be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of "F.A.C.P.C.E". In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2: ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

a. Assets and liabilities were converted into pesos according to item b.1.
b. Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.
d. Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period.
The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.
e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

b. Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of June 30, 2008, December 31, 2007 and June 30, 2007, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.0242, $ 3.1510 and $ 3.0908, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - Gold bullion
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b.3. - Government and corporate securities b.3.a. - Government securities
I) Holdings of securities in investment accounts:
These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 recorded at their "technical value".

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been marked to market, as of June 30, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 381,712 and $ 306,460 respectively.

II) Holdings of trading securities:
These are recorded at the closing price for each class of securities at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Unlisted securities:
Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, and opted to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, with a face value of US$ 280,471, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1,735/04.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

As established in that Decree, acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

As of June 30, 2008 and December 31, 2007, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, which was equal to the present value of the Secured Bonds' cash flows at that date.

This valuation is reduced by the amount of perceived payments and accrued interest is not recognized. As of June 30, 2008, holdings of such bonds are mainly used in repo transactions. Had these securities been marked to market, as of June 30, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 339,302 and $ 318,025 respectively.

IV) Securities issued by the Argentine Central Bank:
These are recorded at the closing listed price for each class of securities at the end of each period/ fiscal year.

Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.3.b. - Investments in listed corporate securities
These securities are valued at the fiscal year-end closing price, less estimated selling costs, when applicable.

b.4.- Secured loans - Decree No. 1,387/01
In accordance with the Argentine Central Bank's regulations, secured loans have been recorded at the lowest of their "present value" and "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of June 30, 2008 was 7.6% per annum and, as of December 31, 2007, was 6.5% per annum.

The "technical value" is the adjusted amount of each instrument under contractual conditions.

Banco de Galicia y Buenos Aires S.A. had recognized in the income statement the effect resulting from the application of this criterion.

As of June 30, 2008, the secured loans' estimated realizable value was $ 49,620 approximately lower than their book value. The former value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. - Accrual of adjustments, interest, quotation differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, according to the legal and/or contractual conditions that may be applicable, the adjustment by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia) (C.E.R) has been accrued.

b.6. - Debt securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts.

b.7. - Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - Assets under financial leases

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

b.9. - Equity investments
b.9.a. - In financial institutions, supplementary and authorized activities
Argentine:
Banco de Galicia y Buenos Aires S. A.'s equity investment in Banelco S. A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S. A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - Equity investments
Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Argentinas S.A. are fully provisioned.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above was applied.

b.10. - Fixed assets and miscellaneous assets
Fixed assets and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

b.11.- Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

Effective December 2005, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization. The maximum amount to be deferred cannot exceed 50% of the new commercial loans' growth nor 10% of the financial institutions computable regulatory capital ("RPC" as per its initials in Spanish). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

As of June 30, 2008 and December 31, 2007, the accumulated amount of deferred amortizations is $ 211,407 and $ 179,041 respectively.

b.13. - Allowances for loan losses and provisions for contingent commitments These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - Income tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of June 30, 2008, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss.

b.15. - Minimum presumed income tax
Pursuant to Section 13 set forth in Law No. 25,063 as amended by Law No. 25,360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Based on the aforementioned, as of June 30, 2008, Banco de Galicia y Buenos Aires S.A. has assets for $ 271,134.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

In addition to the statement made in the preceding paragraphs, as of June 30, 2008, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 3,042 for the minimum presumed income tax, while as of December 31, 2007, this amount was $ 2,443.

b.16. Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c. 1. - Valuation criteria
c.1.a. - Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of June 30, 2008, amounting to $ 373,990.

c.1.b. - Valuation of assets with the non-financial public and private sectors c.1.b.1.- Domestic Secured Loans
As of June 30, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A. valued its holdings in Secured Loans at the lower of present or technical value, as established by the Argentine Central Bank.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

Pursuant to the provisions of Resolution C.D. No.290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if it corresponds, plus interest accrued at the internal rate of return until the closing date of each period.

As of June 30, 2008, their estimated realizable value is lower than their book value by $ 49,620 approximately.

c.1.b.2. - Financial reporting of effects generated by court resolutions on deposits
As disclosed in Note 16.1 to the consolidated financial statements, as of June 30, 2008, Banco de Galicia y Buenos Aires S.A. records an asset for $ 307,158 under "Intangible Assets - Organization and Development Expenses", on account of the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.1.b.3. - Compensation pursuant to Sections 28 and 29 of Decree No. 905/02 of the National Executive Branch
As of June 30, 2008 and December 31, 2007, BODEN 2012 resulting from the compensation set forth by Sections 28 and 29 of Decree No. 905/02 issued by the National Executive Branch have been valued to their technical value, as stated in item b.3.a.I) above.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. As of June 30, 2008, the market value of the "BODEN 2012" is approximately 85% of its technical value.

c.1.b.4. - Allowances for receivables from the non-financial public sector Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.1.b.5. - Discount Bonds and GDP-Linked Negotiable Securities
Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III)b) states the effect resulting from the differences in the valuation criteria.

c.1.c. - Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:

a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Quotation differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2: (continued)

c.1.d. - Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.2.- Presentation of Accounting Information
c.2.1. - Statement of Cash Flows and Cash equivalents - Comparative Information The Argentine Central Bank provided to replace the Statement of Cash Flows with the Statement of Cash Flows and Cash equivalents as from the accounting information corresponding to the period ended September 30, 2007. The presentation of this statement in comparative format is not mandatory until the end of the period as at June 30, 2008, inclusively.

Said criterion differs from the professional accounting standards, which require that comparative information corresponding to the same period of previous fiscal year be also presented.

NOTE 3: BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S. A.'s controlled companies is presented in Note 11 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies.

Sudamericana Holding S.A's results have been adapted to cover a six-month period as of March 31, 2008, for consolidation purposes. This Company's financial statements have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

                                               As of June 30, 2008
------------------------------------------------------------------------------------------------------------------
                                                          Shares                       Percentage held in
                                               ------------------------------   ----------------------------------
           Issuing company                        Class           Number         Total Capital     Possible Votes
--------------------------------------------   ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)                  Ordinary            2,591,600          100.0000           100.0000
Tarjetas Regionales S.A.                        Ordinary          207,586,358          100.0000           100.0000
Galicia Factoring y Leasing S.A.                Ordinary            1,889,700           99.9800            99.9800
Galicia Valores S.A. Sociedad de Bolsa          Ordinary              999,996           99.9900            99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes
 de Inversion                                   Ordinary               20,000          100.0000           100.0000
Tarjetas Cuyanas S.A.                           Ordinary            1,939,970           60.0000            60.0000

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3:  (continued)

                                               As of June 30, 2008
------------------------------------------------------------------------------------------------------------------
                                                          Shares                       Percentage held in
                                               ------------------------------   ----------------------------------
           Issuing company                        Class           Number         Total Capital     Possible Votes
--------------------------------------------   ----------   -----------------   ---------------   ----------------
Tarjeta Naranja S.A.                            Ordinary                1,920           80.0000            80.0000
Tarjetas del Mar S.A.                           Ordinary            1,157,672           99.9950            99.9950
Cobranzas Regionales S.A.                       Ordinary                7,754           77.5400            77.5400
Galicia Pension Fund S.A.                       Ordinary              900,000          100.0000           100.0000
Tarjeta Naranja Dominicana S.A.                 Ordinary            1,072,360           39.9998            39.9998
Galicia (Cayman) Limited                        Ordinary           68,535,621          100.0000           100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                             As of December 31, 2007
------------------------------------------------------------------------------------------------------------------
                                                          Shares                       Percentage held in
                                               ------------------------------   ----------------------------------
           Issuing company                        Class           Number         Total Capital     Possible Votes
--------------------------------------------   ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)                  Ordinary            2,591,600          100.0000           100.0000
Tarjetas Regionales S.A.                        Ordinary          207,586,358          100.0000           100.0000
Galicia Factoring y Leasing S.A.                Ordinary            1,889,700           99.9800            99.9800
Galicia Valores S.A. Sociedad de Bolsa          Ordinary              999,996           99.9900            99.9900
Galicia   Administradora   de  Fondos  S.A.
Sociedad   Gerente  de  Fondos  Comunes
 de Inversion                                   Ordinary               20,000          100.0000           100.0000
Tarjetas Cuyanas S.A.                           Ordinary            1,939,970           60.0000            60.0000
Tarjeta Naranja S.A.                            Ordinary                1,920           80.0000            80.0000
Tarjetas del Mar S.A.                           Ordinary            1,157,672           99.9950            99.9950
Cobranzas Regionales S.A.                       Ordinary                7,754           77.5400            77.5400
Galicia Pension Fund S.A.                       Ordinary              900,000          100.0000           100.0000
Tarjeta Naranja Dominicana S.A.                 Ordinary            1,072,360           39.9998            39.9998
Galicia (Cayman) Limited                        Ordinary           68,535,621          100.0000           100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                               As of June 30, 2008
------------------------------------------------------------------------------------------------------------------
                                                                                 Shareholders'
           Issuing company                       Assets        Liabilities          equity           Net income
--------------------------------------------   ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                        535,722             390,982           144,740            13,055
Tarjetas Regionales S.A.                          434,812                 343           434,469            41,747
Galicia Factoring y Leasing S.A.                    4,778                 166             4,612               182
Galicia Valores S.A. Sociedad de Bolsa             25,581              10,745            14,836               102
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                          2,434                 233             2,201                15
Tarjetas Cuyanas S.A.                             417,525             335,659            81,866             9,242
Tarjeta Naranja S.A.                            1,978,215           1,576,467           401,748            54,679
Tarjetas del Mar S.A.                              55,709              30,508            25,201           (1,241)
Cobranzas Regionales S.A.                           2,147                 775             1,372              (47)
Galicia Pension Fund S.A.                          12,234                  18            12,216               300
Tarjeta Naranja Dominicana S.A.                    16,436               2,586            13,850           (6,279)
Galicia (Cayman) Limited                          145,609                  36           145,573            15,036

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 3: (continued)

                               As of December 31, 2007 and results as of June 30, 2007
------------------------------------------------------------------------------------------------------------------
                                                                                 Shareholders'
           Issuing company                       Assets        Liabilities          equity           Net income
-------------------------------------------    ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                        579,415             442,208           137,207             29,458
Tarjetas Regionales S.A.                          393,012                 290           392,722             41,278
Galicia Factoring y Leasing S.A.                    4,773                 342             4,431                243
Galicia Valores S.A. Sociedad de Bolsa             36,839              22,105            14,734                251
Galicia   Administradora   de  Fondos  S.A.
Sociedad   Gerente  de  Fondos  Comunes
 de Inversion                                       2,480                 295             2,185                106
Tarjetas Cuyanas S.A.                             422,395             344,276            78,119             11,749
Tarjeta Naranja S.A.                            1,870,115           1,498,045           372,070             48,783
Tarjetas del Mar S.A.                              33,593              20,650            12,943                474
Cobranzas Regionales S.A.                           2,108                 689             1,419                (83)
Galicia Pension Fund S.A.                          12,440                  24            12,416                180
Tarjeta Naranja Dominicana S.A.                    21,876               1,747            20,129               (235)
Galicia (Cayman) Limited                          136,047                  37           136,010             10,808

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Banco Galicia Uruguay S.A.'s financial statements include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

Galicia (Cayman) Limited's financial statements have been consolidated, in turn, with those of Galicia Pension Fund, in which Galicia (Cayman) Limited holds a 100% interest.

Tarjetas Regionales S. A.'s financial statements as of June 30, 2008, company in which Banco de Galicia y Buenos Aires S. A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S. A., Tarjetas Cuyanas S. A. and Tarjetas del Mar S. A., in which Tarjetas Regionales S. A. holds a controlling interest. Percentages of direct controlling interest are as follows:

       Issuing company               06.30.08     12.31.07
---------------------------------   ----------   ----------
Tarjetas Cuyanas S.A.                   60.000%      60.000%
Tarjetas del Mar S.A.                   99.995%      99.995%
Tarjeta Naranja S.A.                    80.000%      80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S. A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 49.9998% of the voting stock as of June 30, 2008.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 4: MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

The minority interest percentages as of June 30, 2008 and December 31, 2007 are the following:

                      Issuing company                               06.30.08      12.31.07
---------------------------------------------------------------   ------------   -----------
Banco de Galicia y Buenos Aires S.A.                                   5.34081%      5.34081%
Net Investment S.A.                                                    0.66760%      0.66760%
Sudamericana Holding S.A.                                              0.66758%      0.66758%
Galicia Warrants S.A.                                                  0.66760%      0.66760%
Net Investment B.V.                                                    0.66760%      0.66760%
Galicia Retiro Cia. de Seguros S.A. (*)                                0.66769%      0.66769%
Galicia Seguros S.A. (ex Galicia Vida Cia. de Seguros S.A.) (*)        0.66780%      0.66780%
Sudamericana Asesores de Seguros S.A. (*)                              0.67315%      0.67315%

----------
(*) Minority interest determined based on the financial statements as of March 31, 2008 and September 30, 2007.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

                      Issuing company                               06.30.08      12.31.07
---------------------------------------------------------------   ------------   -----------
Galicia Valores S.A. Sociedad de Bolsa                                  0.0100%       0.0100%
Galicia Factoring y Leasing S.A.                                        0.0200%       0.0200%
Tarjetas Cuyanas S.A.                                                  40.0000%      40.0000%
Tarjeta Naranja S.A.                                                   20.0000%      20.0000%
Tarjetas del Mar S.A.                                                   0.0050%       0.0050%
Cobranzas Regionales S.A.                                              22.4600%      22.4600%
Tarjeta Naranja Dominicana                                             60.0002%      60.0002%

NOTE 5: RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the checking accounts opened at the Argentine Central Bank. As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

Accounts showing compliance with minimum cash requirements: as of June 30, 2008, the balances registered as computable items are as follows:

                               Item                                      $             US$       Euros (*)
-----------------------------------------------------------------   -----------   -----------   -----------
Cash held in Banco de Galicia y Buenos Aires S. A.'s subsidiaries       240,615        21,239         6,060
Cash held in valuables transportation companies and in transit          136,055        13,658         6,628
Checking accounts at the Argentine Central Bank                         991,429             -             -
Demand-deposit accounts at the Argentine Central Bank                         -       282,179             -
Special escrow accounts at the Argentine Central Bank                   201,511             -             -
                                                                    -----------   -----------   -----------
Total computable items to meet minimum cash requirements              1,569,610       317,076        12,688
                                                                    ===========   ===========   ===========

----------
(*) Figures stated in thousands of U.S. dollars.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5: (continued)

I) As of June 30, 2008, Banco de Galicia y Buenos Aires S. A.'s ability to dispose of the following assets was restricted as mentioned below:

a. Cash and due from banks, government securities and secured loans
The Bank has deposited $ 39,236 as a guarantee to third parties, $ 670,442 for margin requirements of repo transactions and $ 61,659 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex). Furthermore, secured loans for $ 275 are prevented from using as a result of a court order.

b. Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of June 30, 2008 amounted to $ 201,064.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent and book-entry mortgage securities held in custody for $ 1,796.

d. Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., in its capacity as shareholder of the concessionaire companies, had guaranteed the compliance with certain obligations arising from the concession contracts entered into by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation), and Aguas Cordobesas S.A.

In addition, Banco de Galicia y Buenos Aires S.A., as well as the other shareholders, had committed, under certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they had undertaken with international financial institutions. It is worth mentioning that, as of June 30, 2008, only the commitments related to Aguas Cordobesas S.A. are still in force.

Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

Aguas Provinciales de Santa Fe S.A. (in liquidation): the Shareholders' Meeting of Aguas Provinciales de Santa Fe S.A. (in liquidation), held on January 13, 2006, approved the early dissolution and liquidation of said company.

Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it was contrary to the corporate interests, and requested to call for a new Meeting to reactivate and capitalize this Company, thus allowing its continuity.

On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault. This situation resulted from the Company's dissolution decided by the majority shareholders during the abovementioned Shareholders' Meeting.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5: (continued)

Since March 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.

Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the National Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A., on the grounds of the concessionaire's fault.

As a result of this measure, Aguas Argentinas S.A. went into default and requested to file for reorganization proceedings under the provisions of Section 5 and subsequent sections of Law No. 24,522.

On March 9, 2006 Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

As from June 2006, a provision for the total interest in said Company has been recognized. For the remaining credits, the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established.

e. Guarantees granted for direct obligations
As of June 30, 2008, Banco de Galicia y Buenos Aires S.A. has recorded $ 176,996 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC. As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used BODEN 2012 for a face value of US$ 110,000, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of June 30, 2008, the balance of secured loans was $ 94,614.
As of December 31, 2007, the total amount of restricted assets for the aforementioned items was $ 1,131,075.

II) As of June 30, 2008, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of June 30, 2008 and December 31, 2007, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of June 30, 2008, the company's ability to dispose of time deposits for $500 and $80, and as of December 31, 2007 for $ 530 and $ 80, was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina S.A., respectively.

c. Tarjeta Naranja S.A.
Attachments in connection with lawsuits have been levied on current account deposits for $ 418. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through the assignment of registered funds into escrow accounts. The guarantee sets forth that the existing funds shall be firstly used, according to a priority order previously established, to pay off the principal amount and interest of said loans upon maturity. Said assignment shall be effective up to the total cancellation of the above-mentioned loans. Balance of the non-amortized principal as of June 30, 2008 corresponding to the loans guaranteed as explained above amounts to $189,000.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5: (continued)

Moreover, pursuant to the agreement entered into with Standard Bank NA, Tarjeta Naranja S. A. has agreed not to dispose of or lease any assets or levy any tax on such assets or on its subsidiaries' assets, including intangible assets or present or future revenues, for an amount higher than 25% of Tarjeta Naranja S. A.'s assets. Balance of non-amortized principal as of June 30, 2008 amounts to $ 75,000.

d. Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) As of June 30, 2008, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the above-mentioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6: GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations:

As of June 30, 2008 and December 31, 2007, holdings of government and corporate securities were as follows:

                                                            06.30.08      12.31.07
                                                           -----------   -----------
Government Securities
Listed
Recorded at market value
Trading securities
 - Government bonds                                              4,025        38,991
                                                           -----------   -----------
Total trading securities                                         4,025        38,991
                                                           -----------   -----------
Recorded at cost after amortization
In investment accounts
 - Government bonds (Boden 2012)                               980,250     1,303,437
 - Other                                                        14,826             -
                                                           -----------   -----------
Total securities in investment accounts                        995,076     1,303,437
                                                           -----------   -----------
Securities issued by the Argentine Central Bank
 - Listed securities                                           122,744       329,518
 - Unlisted securities                                          96,777        19,239
                                                           -----------   -----------
Total securities issued by the Argentine Central Bank          219,521       348,757
                                                           -----------   -----------
Unlisted
 - Government bonds (Discount)                                   1,857         1,872
                                                           -----------   -----------
Total unlisted securities                                        1,857         1,872
                                                           -----------   -----------
Total government securities                                  1,220,479     1,693,057
                                                           -----------   -----------
Corporate Securities
 - Corporate stock                                                  70             5
 - Mortgage-backed securities                                        -           968
                                                           -----------   -----------
Total corporate securities                                          70           973
                                                           -----------   -----------
Total government and corporate securities                    1,220,549     1,694,030
                                                           ===========   ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 7: LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

-    Advances: short-term obligations issued in favor of customers.
-    Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-    Credit card loans: loans granted to credit card holders.
-    Personal loans: loans to natural persons.
- Other: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of June 30, 2008 and December 31, 2007, the classification of the loan portfolio was as follows:

                                                      06.30.08       12.31.07
                                                    ------------   ------------
Non-financial public sector                            1,328,577      1,265,466
Financial sector                                         134,628        110,028
Non-financial private sector and residents abroad     10,987,788     10,654,142
  - With preferred guarantees                          1,398,281      1,289,818
  - With other collateral                              1,653,073      1,864,482
  - With no collateral                                 7,936,434      7,499,842
                                                    ------------   ------------
Subtotal                                              12,450,993     12,029,636
Allowance for loan losses                               (519,512)      (428,607)
                                                    ------------   ------------
Total Income                                          11,931,481     11,601,029
                                                    ============   ============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8: EQUITY INVESTMENTS

As of June 30, 2008 and December 31, 2007, the breakdown of "Equity Investments" was a follows:

                                                         06.30.08     12.31.07
                                                        ----------   ----------
In financial institutions and supplementary
 and authorized activities
  - Banco Latinoamericano de Exportaciones S.A.              1,499        1,562
  - Banelco S.A.                                             7,014        7,852
  - Mercado de Valores de Buenos Aires S.A.                  8,144        8,141
  - Visa Argentina S.A.                                        951          951
  - Other                                                      801        2,429
                                                        ----------   ----------
Total equity  investments in financial  institutions,
 supplementary and authorized activities                    18,409       20,935
                                                        ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 8: (continued)

                                                         06.30.08     12.31.07
                                                        ----------   ----------
In non-financial institutions
  - AEC S.A.                                                12,659       10,656
  - Aguas Argentinas S.A.                                   23,370       23,370
  - Aguas Cordobesas S.A.                                    8,911        8,911
  - Aguas Provinciales de Santa Fe S.A.                     10,771       10,771
  - Electrigal S.A.                                          5,455        5,455
  - Other                                                    5,110        5,049
                                                        ----------   ----------
Total equity investments in non-financial institutions      66,276       64,212
                                                        ----------   ----------
Allowances                                                 (41,026)     (41,357)
                                                        ----------   ----------
Total equity investments                                    43,659       43,790
                                                        ==========   ==========

NOTE 9: INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of June 30, 2008 and December 31, 2007, respectively:

                                                         06.30.08     12.31.07
                                                        ----------   ----------
In banks                                                    42,536       47,932
Companies issuing regional credit cards                      5,515       10,334
                                                        ----------   -----------
Total Income                                                48,051       58,266
                                                        ==========   ==========

NOTE 10:  TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                                     Balance of Trust
                                                           Fund
                                                    ------------------
 Date of Contract               Trustor                     $            Maturity Date(1)
------------------   ----------------------------   ------------------   ----------------
     12.29.05        Tecsan - Benito Roggio                         13        04.28.11
     06.16.06        La Nacion                                      23        05.31.08
     11.01.06        Penaflor                                        1        12.31.10
     04.10.07        Sullair                                     2,127        31.12.10
     10.25.07        Argensun                                      158        01.31.09
     02.12.08        Sinteplast                                     22        01.28.13

----------
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                                                     Balance of Trust Fund
                                                    -----------------------
 Date of Contract               Trustor                 $            US$        Maturity Date
------------------   ----------------------------   ----------   ----------   ----------------
     03.10.05        Grobo I                               714            -      12.31.08 (3)
     07.13.05        Rumbo Norte I                       4,950          292      07.13.11 (3)
     10.12.05        Hydro I                            25,086            -      09.05.17 (2)
     08.10.06        Faid 2006/07                        1,848            -      06.30.08 (3)
     12.05.06        Faid 2011                          75,764            -      02.28.12 (3)
     12.06.06        Gas I                             472,126            -      10.28.14 (3)
     03.02.07        Agro Nitralco                      11,401            -      08.29.08 (3)

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 10: (continued)

                                                     Balance of Trust Fund
                                                    -----------------------
 Date of Contract               Trustor                 $            US$        Maturity Date
------------------   ----------------------------   ----------   ----------   ----------------
     03.29.07        Saturno V                           1,132            -      09.15.08 (3)
     05.11.07        Radio Sapienza V                    2,602            -      08.12.10 (3)
     06.08.07        Saturno VI                          5,525            -      11.15.08 (3)
     09.05.07        Saturno VII                        12,826            -      02.15.09 (3)
     11.09.07        Tarjetas del Mar III               14,066            -      09.27.08 (3)
     11.22.07        Radio Sapienza VI                  10,587            -      01.12.11 (3)
     03.19.08        Saturno VIII                       30,685            -      06.15.10 (3)
     06.19.08        Saturno IX                          7,399            -      07.15.10 (3)

----------
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

NOTE 11: NEGOTIABLE OBLIGATIONS

Global programs for the issuance of Negotiable Obligations which are outstanding are as follows:

                                                                                   Date of
   Authorized                                                   Term of          approval by
    Amount (*)          Type of Negotiable Obligations          Program     Shareholders' Meeting     Approval by C.N.V.
---------------   ------------------------------------------   ---------   -----------------------   --------------------
 US$ 2,000,000    Simple negotiable obligations, not            5 years    09.30.03 confirmed on     Resolution No. 14,708
                  convertible into shares, subordinated or                 04.27.06                  dated 12.29.03
                  not, secured or unsecured.
  US$ 342,500     Simple negotiable obligations, not            5 years    04.28.05 confirmed        Resolution No. 15,228
                  convertible into shares, subordinated or                 on 04.26.07               dated 11.04.05
                  not, to be adjusted or not, secured or
                  unsecured.

----------
(*) Or its equivalents in other currencies

Banco de Galicia y Buenos Aires S. A. has the following Negotiable Obligations outstanding issued under the first global program:

                                                                                             Book value (*)
                             Residual face                                                         $
                              value as of                                               -----------------------        Issuance
  Date of                      06.30.08                                                    As of       As of          authorized
 issuance     Currency            US$                   Type          Term      Term     06.30.08     12.31.07       by the C.N.V.
----------   ----------   -------------------      --------------   -------   -------   ----------   ----------   ------------------
 05.18.04        US$                  302,133          Simple         (1)       (2)        939,056      965,984      12.29.03 and
                                                                                                                       04.27.04
 05.18.04        US$                  136,812          Simple         (3)       (4)        429,533      561,051      12.29.03 and
                                                                                                                       04.27.04
 05.18.04        US$                  265,869(**)  Subordinated       (5)       (6)        841,754      855,257      12.29.03 and
                                                                                                                       04.27.04

----------
(*) Includes principal and interest net of expenses.
(**) This amount includes US$ 47,658 of the capitalization of interest services due between July 1, 2004 and January 1, 2008, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019).
The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations and other applicable regulations.
(1) The residual principal of the Negotiable Obligations Due 2014 (93.74%) shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due. As of June 30, 2008 and December 31, 2007, Grupo Financiero Galicia S.A. had no Negotiable Obligations Due 2014.
(2) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which rate shall be increased by 1% each year until an annual rate of 7% is reached as from January 1, 2008 up to but not including January 1, 2014.
(3) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010. As of June 30, 2008 and December 31, 2007, Grupo Financiero Galicia S.A. had no Negotiable Obligations Due 2010.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11: (continued)

(4) The interest rate established for the period January 1, 2008 - June 30, 2008 is 8.218% (6-month Libor: 4.718% plus 3.5%).
(5) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(6) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019. As of June 30, 2008 and December 31, 2007, Grupo Financiero Galicia S. A. had no Negotiable Obligations Due 2019.

On July 25, 2008, Banco de Galicia y Buenos Aires S. A. cancelled part of the Negotiable Obligations due 2014 for a face value of US$ 32,260. These securities had been acquired at market price.

As of June 30, 2008, Banco de Galicia y Buenos S.A.'s holdings of Negotiable Obligations due 2010 and 2014 are for an amount of $ 1,635 and $ 77,053, respectively.

Banco de Galicia y Buenos Aires has not issued Negotiable Obligations under the second global program.

Furthermore, as of June 30, 2008, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

                                                                                          Book value (*)
                             Residual face                                                      $
                              value as of                                            -----------------------         Issuance
  Date of                      06.30.08                                                 As of       As of        authorized by the
 issuance     Currency            US$                Type          Term      Rate     06.30.08     12.31.07           C.N.V.
----------   ----------   -------------------   --------------   -------   -------   ----------   ----------   ---------------------
 11.08.93        US$                    2,851       Simple         10         9.00%      13,796       18,826           10.08.93
                                                                  years

----------
(*) This amount includes principal and interest.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, consumer loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

b) Companies controlled by Banco de Galicia y Buenos Aires S.A. - Issuance of Negotiable Obligations

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Banco Galicia Uruguay S.A.

As of June 30, 2008 and December 31, 2007:

                      Residual face value
 Date of Issuance             US$                Term      Rate
------------------   ---------------------     ---------   ------
     10.17.06                       29,814(*)   5 years      2%
     08.31.03                        8,878      9 years      7%
     08.31.03                          275      5 years      2%

----------
(*) In addition, Grupo Financiero Galicia S.A. holds Negotiable Obligations issued on 10.17.06 for a FV of US$ 833.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11: (continued)

b) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

                                                                          Date of approval by
 Authorized amount                                            Term of       the Shareholders'     Approval by the
       (*)               Type of Negotiable Obligations       Program           Meeting               C.N.V.
-------------------   ------------------------------------   ---------   ---------------------   -----------------
  US$ 350,000(*)      Simple negotiable obligations, not     5 years           10.31.07            Resolution No.
                       convertible into shares                                                      15,785 dated
                                                                                                      11.16.07

----------
(*) The Company's Shareholders' Meeting held on July 14, 2005 authorized the creation of a Global Program to issue Negotiable Obligations for a maximum outstanding amount of US$ 50,000 to be placed by means of a public offering. The Shareholders' Meeting held on March 3, 2006, in turn, authorized to increase the amount of said Global Program of Negotiable Obligations in US$ 100,000, thus resulting in a total maximum amount of US$ 150,000. Later, the Company's Shareholders' Meeting held on October 31, 2007 approved to extend said Program's amount up to a maximum outstanding amount of US$ 350,000 or an equivalent amount in any other currency.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                                                                                               Book value $ (*)         Issuance
 Date of      Currency                                              Maturity                -----------------------    authorized
 Issuance     and type         Amount          Type       Term        date         Rate      06.30.08     12.31.07    by the C.N.V.
----------   ----------   ----------------   --------   --------   ----------   ---------   ----------   ----------   -------------
 06.14.06      US$ (1)       US$ 26,000       Simple       30       12.14.08     Annual         20,038       40,075      05.11.06
                 II          that, as                    months                  nominal
                             specified                                          fixed at
                               by the                                              17%
                             terms and
                            conditions
                              of the
                            securities,
                               were
                            converted
                           into $ 80,150
 11.29.06      US$ (2)       US$ 100,000      Simple       60       11.29.11     Annual        269,413      307,900      11.08.06
                 IV           that, as                   months                  nominal
                             specified                                          fixed at
                               by the                                             15.5%
                             terms and
                            conditions
                              of the
                            securities,
                              were
                            converted
                           into $ 307,900
 09.10.07      US$ (3)       US$ 11.500       Simple       360      09.04.08     Annual         34,960       36,340      08.27.07
                 V                                        days                   nominal
                                                                                fixed at
                                                                                  8.25%
 06.18.08      US$ (4)       US$ 18,150       Simple       390      07.18.09      Annual        55,175            -      06.05.08
                VII                                       days                   nominal
                                                                                fixed at
                                                                                  10.5%

----------
(*) It corresponds to principal amount outstanding as of the indicated dates.
(1) The Company issued and placed Type II Negotiable Obligations for a total amount of US$ 26,000, which, as specified by the terms and conditions of the securities, was converted into $ 80,150 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

(2) The Company issued and placed Type IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(3) The Company issued and placed Type V Negotiable Obligations for a total amount of US$ 11,500, which, as specified by the terms and conditions of the securities, was converted into $ 34,960 as of June 30, 2008 and shall be payable in US dollars.
(4) The Company issued and placed Type V Negotiable Obligations for a total amount of US$ 18,150, which, as specified by the terms and conditions of the securities, was converted into $ 55,175 as of June 30, 2008 and shall be payable in US dollars.

Tarjetas Cuyanas S.A.

                                                                 Date of approval
                                                                      by the
                                                       Term of     Shareholders'
 Authorized amount    Type of Negotiable Obligations   Program        Meeting       Approval by the C.N.V.
-------------------   ------------------------------   -------   ----------------   ----------------------
   US$ 80,000 (*)     Simple negotiable obligations,   5 years       03.22.07       Resolution Nro. 15,627
                      not convertible into shares                                   dated 05.02.07

----------
(*) The Company's Shareholders' Meeting held on October 21, 1999 authorized the creation of a Global Program to issue Negotiable Obligations for a maximum outstanding amount of US$ 35,000 to be placed by means of a public offering. The Shareholders' Meeting held on March 22, 2007, in turn, authorized to increase the amount of said Global Program of Negotiable Obligations in US$ 45,000, thus resulting in a total maximum amount of US$ 80,000.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                                                                          Book value         Issuance
                                                                            $ (*)           authorized
 Date of                      Residual face                          -------------------      by the
 Issuance   Currency  Series  value ($/US$)  Type   Term     Rate     06.30.08  12.31.07      C.N.V.
----------  --------  ------  -------------  ----  -------  -------  ---------  --------  -------------
06.14.07    US$ (1)   XVIII   US$ 65,000     (A)  5 years   Annual    169,332   197,855       05.24.07
                              that, as                      nominal                                 and
                              specified by                   at 12%                            06.14.07
                              the terms and
                              conditions of
                              the
                              securities,
                              were
                              converted
                              into
                              $ 200,064

----------
(*) It corresponds to principal amount outstanding as of the indicated dates.
(A) Simple negotiable obligations.
(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which, as specified by the terms and conditions of the securities, was converted into $ 200,064 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

NOTE 12: MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Law Governing Commercial Companies, which amounts to $ 12.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 12: (continued)

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of fixed assets and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of June 30, 2008 and December 31, 2007, minimum capital requirements were as follows:

                                                     Computable capital as a %
  Date     Capital required   Computable capital    of the capital requirement
--------   ----------------   ------------------   -----------------------------
06.30.08          1,551,203            2,405,303                          155.06
12.31.07          1,302,827            2,357,135                          180.92

Furthermore, non-compliance of the regulations on immaterial credit limits have been recorded which, in turn, generated an increase in the minimum capital required to cover credit risk.

NOTE 13: CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24,485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve. This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock.

If this reserve is reduced by any reason, no profits can be distributed until its total refund.
The Argentine Central Bank set rules for the conditions under which financial entities can make the distribution of profits.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 14: (continued)

According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

In addition, in such calculation, a financial institution shall not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (governed by the "alfa 1" coefficient) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide that affects minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

As of June 30, 2008, the adjustments which shall be made to Banco de Galicia y Buenos Aires S.A.'s Retained Earnings are as follows:

     - The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price: $ 1,173,691.
     - The amount of the assets representing losses from lawsuits related to deposits: $ 307,158.

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding the above-mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the Company's shareholder's equity is below $ 300,000.

Also, the Company agreed, pursuant to the terms and conditions of the Type II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

NOTE 15: NATIONAL SECURITIES COMMISSION ("C.N.V.")

Resolution No. 368/01
As of June 30, 2008, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker. Furthermore,

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of June 30, 2008, Banco de Galicia y Buenos Aires S.A. holds a total of 570,349,177 units under custody for a market value of $ 651,124, which is included in the "Depositors of Securities held in Custody" account.

As of December 31, 2007, the securities held in custody by the Bank totaled 590,129,238 units and their market value amounted to $ 616,953.

NOTE 16: ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees
As a result of the provisions of Decree No. 1570/01, Law No. 25,561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.

The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 752,281 and $ 706,860 as of June 30, 2008 and December 31, 2007, respectively, has been recorded under "Intangible Assets". Residual values as of the same dates total $ 307,158 and $ 277,024, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by final court resolutions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per U.S. dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 16: (continued)

Moreover, in the Kujarchuck case (August 2007), the Supreme Court established a calculation method for partial payments, thus ratifying the criteria held by most of the courts of law since the Massa's ruling.
On March 20, 2007 Supreme Court of Justice ruled, on the case named "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

It is expected that said decisions by the Supreme Court of Justice would be strongly followed in similar cases to be heard by the lower courts.

Banco de Galicia y Buenos Aires S.A. keeps addressing court resolutions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of such ruling for similarly situated cases. Banco de Galicia y Buenos Aires S. A. records liabilities for $ 50,295 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S.A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires S.A.'s management considers that the effects derived from these situations would not significantly affect the Bank's shareholders' equity.

It is worth mentioning that during the previous fiscal year, as well as in the current one, Banco de Galicia y Buenos Aires S.A. has noticed that the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly which should imply a reduction of the risk of worsening of this problem in the future

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of June 30, 2008 and charged to Income, amounts to $ 1,475.

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.
On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25,561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.
As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the funds in U.S. dollars credited by the Bank Liquidity Fund on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.
Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $1.40, that is, the amount of $ 574,000, and not only $ 410,000.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 16: (continued)

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

The Bank has a claim outstanding to the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3 - Situation of Banco Galicia Uruguay S.A.
Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002 restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.
The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of June 30, 2008, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 241,794, and Galicia Uruguay had settled the installments corresponding to the payment schedule. As of such date, Shareholders' equity amounts to $ 144,740 and it is estimated that the cash flows of this company's assets (mainly credits) shall exceed, in all of the payment periods of the restructuring agreement, the obligations resulting from such agreement.

On February 22, 2007, through Resolution D/74/2007, the Central Bank of Uruguay decided to lift the intervention of Banco Galicia Uruguay S.A., thus reinstating its authorities.

NOTE 17: SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at fiscal year-end:

                                                                                  Book value of securities
                          Estimated                                                 held in own portfolio
                Creation   maturity                                  Portfolio    ------------------------
   Name           Date      date        Trustee      Trust assets   transferred    06.30.08       12.31.07
--------------  --------  ---------  -------------  -------------  -------------  ---------   ------------
Galtrust I      10.13.00   10.10.15    First Trust     Loans to          US$        623,990        600,909
                                     of New York      provincial      490,224 (*)
                                         N.A.         governments
                                                       (Bogar)

Galtrust II     12.17.01   12.10.10    First Trust      Mortgage      US$ 61,191      8,008          8,146
                                      of New York       loans
                                         N.A.
Galtrust V      12.17.01   01.10.16    First Trust      Mortgage      US$ 57,573          -         16,854
                                      of New York       loans
                                         N.A.
                                         Bapro
Galicia         04.16.02   05.06.32    mandatos y       Secured        $ 108,000     70,006         65,347
                                       negocios         loans
Creditos
Inmobiliarios   08.17.05   03.15.15     Deustche        Mortgage        $ 91,000     21,046         20,313
Galicia I                              Bank S.A.        loans
Creditos
Inmobiliarios   10.12.05   12.15.25     Deustche        Mortgage       $ 150,000     49,497         47,493
Galicia II                             Bank S.A.        loans
Galicia
Prendas         07.03.06   02.15.11     Deustche      Pledge loans      $ 86,623     12,878         12,780
Comerciales                            Bank S.A.
Galicia         05.16.06   03.15.11     Deustche        Personal       $ 100,000     10,443         15,909
Personales III                         Bank S.A.        loans

                                                                                  Book value of securities
                          Estimated                                                 held in own portfolio
                Creation   maturity                                  Portfolio    ------------------------
   Name           Date      date        Trustee      Trust assets   transferred    06.30.08       12.31.07
--------------  --------  ---------  -------------  -------------  -------------  ---------   ------------
Galicia         01.17.07   10.15.11   Deustche        Personal         $ 100,000     15,992         13,824
Personales IV                          Bank S.A.        loans
Galicia         04.13.07   01.15.12   Deustche        Personal         $ 150,000     24,664         19,939
Personales V                           Bank S.A.        loans
Galicia         09.28.07   06.15.12   Deustche        Personal         $ 108,081     17,829         15,257
Personales VI                          Bank S.A.        loans
                                                       Assets
Galicia                               Deustche         under
Leasing I       09.22.06   05.15.11   Bank S.A.      financial         $ 150,000     23,857         23,015
                                                       leases
Galicia
Personales      02.21.08   11.15.12   Deustche       Personal          $ 150,000     24,272              -
VII                                    Bank S.A.      loans

----------
(*) The remaining US$ 9,776 was transferred in cash.

On July 04, 2008, an agreement for the creation of a trust called "Fideicomiso Financiero Galicia Personales VIII" was entered into by Banco de Galicia y Buenos Aires S.A. acting as Trustor and Administrator and Deutsche Bank S.A. acting as Financial Trustee. Banco de Galicia y Buenos Aires S.A. transferred to the Trust a portfolio of personal loans for an amount of $187,500.

On July 16, 2008, Class "A" debt securities were issued for a face value of $ 150,000, Class "B" debt securities were issued for a face value of $ 28,125 and participation certificates were issued for a face value of $ 9,375.

b) As of June 30, 2008, Banco de Galicia y Buenos Aires S.A. records financial trusts:
- Acquired as investments for $ 552. As of the previous fiscal year's end, these amounted to $7,325.
- Received as loan repayment for $ 24,932. As of December 31, 2007, these amounted to $ 24,884.

c) A trust called "Fideicomiso Financiero BG" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A.") for a value, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal to or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

In April 2008, the requirements set forth in items (i) and (ii) above were complied with, thus generating a right to receive the aforementioned incentive compensation as from such date.

d) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at fiscal year-end.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (Continued)

Tarjeta Naranja S.A.

                                                                                  Book value of securities
                          Estimated                                                 held in own portfolio
                Creation   maturity                                  Portfolio    ------------------------
   Name           Date      date        Trustee      Trust assets   transferred    06.30.08     12.31.07
--------------  --------  ---------  -------------  -------------  -------------  ---------   ------------
Tarjeta         11.07.05   05.20.08   Equity Trust     Certain            94,500          -         21,195
Naranja                                    Company  credit rights
Trust I                                (Argentina)      against
                                              S.A.    cardholders

Tarjeta         08.15.06   09.20.08   Equity Trust      Certain          139,342     27,082         26,844
Naranja                                    Company   credit rights
Trust III                               (Argentina)     against
                                              S.A.    cardholders
Tarjeta
Naranja         08.14.07   07.20.08   Equity Trust      Certain
Trust IV                                   Company   credit rights
                                        (Argentina)     against           76,052          -          8,694
                                              S.A.    cardholders

Tarjeta         10.09.07   11.20.09   Equity Trust      Certain          115,306     19,706         17,828
Naranja                                    Company   credit rights
Trust V                                 (Argentina)     against
                                              S.A.    cardholders

Tarjeta         12.11.07   01.23.10   Equity Trust      Certain          153,727     24,267         22,436
Naranja                                    Company   credit rights
Trust VI                                (Argentina)     against
                                              S.A.    cardholders

Tarjeta         02.19.08   06.23.11   Equity Trust      Certain          144,313     24,399              -
Naranja                                    Company   credit rights
Trust VII                               (Argentina)     against
                                              S.A.    cardholders

As of June 30, 2008, Tarjeta Naranja S.A.'s holdings of class "B" debt securities and participation certificates totaled $ 9,662 and $ 85,792, respectively. As of December 31, 2007 its holdings totaled $ 81,078 and $ 15,920, respectively.

Furthermore, as of June 30, 2008 and December 31, 2007, the Company records trusts acquired as investments for $ 69 and $ 341, respectively.

Tarjetas Cuyanas S.A.

                                                                                  Book value of securities
                          Estimated                                                 held in own portfolio
                Creation   maturity                                  Portfolio    ------------------------
   Name           Date      date        Trustee      Trust assets   transferred    06.30.08     12.31.07
--------------  --------  ---------  -------------  -------------  -------------  ---------   ------------
Tarjetas        11.01.06   11.15.08   Equity Trust     Certain            68,120     20,839         17,911
Cuyanas                                  Company    credit rights
Trust IV                               (Argentina)     against
                                           S.A.      cardholders

Tarjetas        02.04.08   02.15.10   Equity Trust      Certain           61,700     11,873              -
Cuyanas                                  Company    credit rights
Trust V                                (Argentina)     against
                                           S.A.      cardholders

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (Continued)

As of June 30, 2008 and December 31, 2007 Tarjetas Cuyanas' holding of participation certificates totaled $ 32,712 and $17,911, respectively. No holdings of fiduciary debt securities were recorded.

On July 7, 2008, Tarjetas Cuyanas S.A. entered into an agreement with Equity Trust Company (Argentina) S.A. as trustee for the creation of a financial trust called "Trust VI". The purpose thereof was to issue fiduciary debt securities for up to $ 89,000, within the framework of the Centenario Securitization Global Program (Programa Global de Titulizacion Centenario), for up to a FV of US$ 500,000 (or its equivalent in other currencies), under the terms of Chapter IV of Act No. 24,441 ("Trust Law"). Therefore, fiduciary debt securities of one or more classes would be issued. These could be totally or else partially subordinated between them.

The authorization of the public offering of such fiduciary debt securities and the issuance and payment thereof are expected for August 2008.

Tarjetas del Mar S.A.

                                                                                  Book value of securities
                          Estimated                                                 held in own portfolio
                Creation   maturity                                  Portfolio    ------------------------
   Name           Date      date        Trustee      Trust assets   transferred    06.30.08     12.31.07
--------------  --------  ---------  -------------  -------------  -------------  ---------   ------------
Tarjetas del    11.09.07   07.31.08     Banco de       Certain         14,217      2,688          2,692
Mar                                    Galicia y    credit rights
Serie III                                Buenos        against
                                        Aires S.A.    cardholders

As of June 30, 2008 and December 31, 2007, Tarjetas del Mar S.A.'s holding of participation certificates totaled $ 2,688 and $ 2,692, respectively. No holdings of debt securities were recorded.

NOTE 18:  DERIVATIVES

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1,836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of June 30, 2008 and December 31, 2007, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 149,548 as of June 30, 2008 and $ 162,336 as of December 31, 2007, respectively.

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electronico (MAE) and Mercado a Termino de Rosario (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them. Also, Banco de Galicia y Buenos Aires records transactions carried out among parties.

NOTE 18:  (Continued)

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

As of June 30, 2008, forward purchase and sale transactions totaled $ 2,206,679 and $ 1,418,766, respectively, while as of December 31, 2007 they totaled $ 1,740,332 and $ 879,844, respectively.
Said transactions are recorded under Memorandum accounts for the notional value traded.

Balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

Apart from that, transactions for $ 99,211 have been conducted directly with customers pursuant to the above-mentioned conditions.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 19:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current fiscal year:

                                                                                     06.30.08         12.31.07
                                                                                  --------------   -------------
ASSETS
  LOANS                                                                               11,931,481      11,601,029
                                                                                  --------------   -------------
  - To the non-financial public sector                                                 1,328,577       1,265,466
  - To the financial sector                                                              134,628         110,028
    - Interbank loans (call money loans granted)                                          27,500           2,906
    - Other loans to domestic financial institutions                                      64,903          64,895
    - Accrued interest, adjustments and quotation differences receivable                  42,225          42,227
  - To the non-financial private sector and residents abroad                          10,987,788      10,654,142
    - Advances                                                                           656,114         792,148
    - Promissory notes                                                                 2,723,251       2,911,170
    - Mortgage loans                                                                   1,016,351         945,088
    - Pledge loans                                                                        97,018          94,520
    - Personal loans                                                                   1,234,589         977,976
    - Credit card loans                                                                4,145,910       3,630,133
    - Other                                                                              969,028       1,168,684
    - Accrued interest and quotation differences receivable                              182,744         177,027
    - Documented interest                                                                (37,054)        (42,462)
    - Unallocated collections                                                               (163)           (142)
  - Allowances                                                                          (519,512)       (428,607)
                                                                                  --------------   -------------
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                   3,840,172       3,596,970
                                                                                  --------------   -------------
  - Argentine Central Bank                                                               204,710         192,911
  - Amounts receivable for spot and forward sales to be settled                           27,289          31,090
  - Securities receivable under spot and forward purchases to be settled               1,699,823       1,517,600
  - Others not included in the debtor classification regulations                       1,654,049       1,603,703
  - Unlisted negotiable obligations                                                       15,754          20,868
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                              720           1,087
  - Others included in the debtor classification regulations                             243,490         240,270
  - Accrued interest receivable not included in the debtor classification                  2,785           2,017
     regulations
  - Accrued interest receivable included in the debtor classification regulations          4,950           6,594
  - Allowances                                                                           (13,398)        (19,170)
                                                                                  --------------   -------------

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 19:  (Continued)

                                                                                     06.30.08        12.31.07
                                                                                  --------------   ------------
LIABILITIES
DEPOSITS                                                                              13,087,472     13,165,621
                                                                                  --------------   ------------
  - Non-financial public sector                                                          206,354        193,911
  - Financial sector                                                                     166,884        167,206
  - Non-financial private sector and residents abroad                                 12,714,234     12,804,504
    - Current Accounts                                                                 2,841,221      2,629,925
    - Savings Accounts                                                                 3,261,907      3,228,954
    - Time Deposits                                                                    6,191,332      6,543,910
    - Investment accounts                                                                    242            199
    - Other                                                                              316,169        291,103
  - Accrued interest and quotation differences payable                                   103,363        110,413
                                                                                  --------------   ------------
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                   6,692,892      6,362,954
                                                                                  --------------   ------------
  - Argentine Central Bank                                                                   819            698
    - Other                                                                                  819            698
  - Banks and international entities                                                     965,626        717,316
  - Unsubordinated negotiable obligations                                              1,983,324      2,190,231
  - Amounts payable for spot and forward purchases to be settled                       1,366,982      1,273,308
  - Securities to be delivered under spot and forward sales to
     be settled                                                                           27,865         30,734
  - Loans from domestic financial institutions                                           429,419        213,039
    - Interbank loans (call money loans received)                                        147,500         12,501
    - Other loans from domestic financial institutions                                   277,964        199,191
    - Accrued interest payable                                                             3,955          1,347
    - Other                                                                            1,826,447      1,855,825
  - Accrued interest and quotation differences payable                                    92,410         81,803
                                                                                  --------------   ------------
SUBORDINATED NEGOTIABLE OBLIGATIONS                                                      841,754        855,258
                                                                                  ==============   ============

NOTE 20:  TAX ISSUES

Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities are in the process of conducting audits related to turnover tax corresponding to fiscal year 2002, mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

Even though these processes have not been finally resolved yet, Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations.

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Cordoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The amount claimed for such reason, adjusted as of June 30, 2008, totals $ 30,200 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 21:  SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of June 30, 2008 and 2007, by related business segment:

Primary segment: Business.

                        Financial
                        brokerage   Services     Total
                        ---------   --------   ---------
Income                  1,239,889    733,353   1,973,242
Expenses                 (692,239)  (175,458)   (867,697)
Result as of 06.30.08     547,650    557,895   1,105,545
Result as of 06.30.07     311,180    420,426     731,606

Secondary segment: Geographic.

                           City of     Rest of the
                        Buenos Aires     country     Foreign     Total
                        ------------   -----------   -------   ---------
Financial brokerage
Income                       809,479       422,469     7,941   1,239,889
Expenses                    (451,938)     (235,867)   (4,434)   (692,239)
Result as of 06.30.08        357,541       186,602     3,507     547,650
Result as of 06.30.07        198,192       102,528    10,460     311,180

                           City of     Rest of the
                        Buenos Aires     country     Foreign     Total
                        ------------   -----------   -------   ---------
Services
Income                       478,780       249,876     4,697     733,353
Expenses                    (114,550)      (59,784)   (1,124)   (175,458)
Result as of 06.30.08        364,230       190,092     3,573     557,895
Result as of 06.30.07        267,770       138,523    14,133     420,426

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                  06.30.08       12.31.07
                                                ------------   ------------
ASSETS
  GOVERNMENT AND CORPORATE SECURITIES              1,220,549      1,694,030
  LOANS                                           11,931,481     11,601,029
  OTHER RECEIVABLES RESULTING FROM FINANCIAL
   BROKERAGE                                       3,840,172      3,596,970
  ASSETS UNDER FINANCIAL LEASES                      425,767        355,784

                                                  06.30.08       12.31.07
                                                ------------   ------------
LIABILITIES
  DEPOSITS                                        13,087,472     13,165,621
  OTHER LIABILITIES RESULTING FROM FINANCIAL
   BROKERAGE                                       6,692,892      6,362,954
  SUBORDINATED NEGOTIABLE OBLIGATIONS                841,754        855,258

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 22:  STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than six months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                    06.30.08       12.31.07
                                                  ------------   ------------
Cash and due from banks                              3,039,901      2,960,013
Securities issued by the Argentine Central Bank        171,025        273,920
Interbank loans (call money loans granted)              27,500          2,906
Loans granted to prime companies with maturity
 up to 7 days, used as liquidity reserve               173,560        292,278
Overnight placements in banks abroad                    68,185        158,039
Other cash placements                                   62,579         79,051
                                                  ------------   ------------
Cash and cash equivalents                            3,542,750      3,766,207
                                                  ============   ============

NOTE 23:  BANCO DE GALICIA Y BUENOS AIRES S.A.'S RISK MANAGEMENT POLICIES

Based on the best practices, Banco de Galicia y Buenos Aires S.A. establishes policies and procedures and allocates resources and responsibilities, which comprise several areas and hierarchical levels, for the identification, control, management and optimization of the different risks, with the purpose of consolidating a comprehensive risk management process and continuously improving it. Within the risk management framework, the Risk Management Committee ("C.A.R." as per its initials in Spanish) is the main corporate body to which Banco de Galicia y Buenos Aires S.A.'s Board of Directors delegates the comprehensive control of risk and the executive responsibility as regards the definition and application of the policies, procedures and controls for risk management.

The management of the different risks is decentralized in the Divisions that are directly responsible for each of them. The aim of the Risk Management Division is to guarantee Banco de Galicia y Buenos Aires S.A.'s Board of Directors that it is fully aware of the risks the Bank is exposed to, and it as well creates and proposes, together with the divisions in charge, the policies and procedures necessary to mitigate and control such risks. The divisions in charge must submit exceptions to the internal risk policies to the C.A.R., together with a compliance plan that must be approved by the Committee. The C.A.R. is made up of Directors and members of the senior management, including managers in charge of the Risk and Internal Audit divisions; it holds meetings periodically and its resolutions are summarized in writing.

Financial risks:
Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity:
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit. For that purpose, it establishes a liquidity objective based on the behavior of its deposits during the 2001-2002 crisis, considered to be the "worst scenario". Two types of liquidity are defined: "operational" liquidity (to address the Bank's daily operations) and "additional" liquidity (excess liquidity available). There is a minimum limit for "operational liquidity", which is equal to a percentage of certain short-term liabilities, and, for "additional liquidity", there exist minimum limits differentiated by currency that are equal to a percentage of the liquidity necessary to face the worst scenario in each case. At the same time, it is necessary to maintain a margin that would allow the Bank to face certain reductions in deposits without failing to comply with the cash reserves determined by the Argentine Central Bank.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

This policy specifies which assets constitute liquidity. With the purpose of taking flows into consideration, gaps between the contractual maturities of consolidated financial assets and liabilities are as well analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated at all times during the first year. A contingency plan determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

Also, with the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency risk:
As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk:
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a "base" scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the "base" scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.'s Balance Sheet on a consolidated basis.

Market risk:
In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as "Value at Risk" (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Credit risk:
Banco de Galicia y Buenos Aires S.A.'s credit granting and analysis system is applied in a centralized manner and is based on the concept of "opposition of interests", which is generated from the division between credit and commercial functions. Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard the Bank's assets.

The Credit Management Division defines credit risk policies and procedures, verifies the compliance thereof, assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. This Division is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (of non-performance, roll rates, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank's regulations.

In turn, the Bank is developing advanced statistical models the result of which is an internal rating that allows to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute the formula which defines this rating), as well as adjust pricing and/or risk policies by customer groups/segments. As regards companies, these models are being implemented.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors and Banco de Galicia y Buenos Aires S.A.'s Credit Division Manager. The remaining loans are approved by the Retail Credit Department, the Credit Division Manager and officers of the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer's credit history, both in the system and in the Bank itself ("credit screening"). As regards companies, before approving a loan, Banco de Galicia y Buenos Aires S.A. conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Banco de Galicia y Buenos Aires S.A.'s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk:
Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk as per the New Basel Capital Agreement. Pursuant to this, operational risk is the risk of experiencing losses due to the lack of conformity or due to failure of internal processes, systems or people, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks. Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures for the different business or support activities, in order to prevent losses from occurring due to operational events. As a protection strategy, the Bank has a Business Continuity Plan and a System Continuity Plan, both aimed at assuring a quick response in case of possible incidents that could jeopardize the Bank's operating continuity. Furthermore, before launching new products and services, their inherent operational risk is assessed. As regards operational risk management, the goal is to identify, assess, monitor and control/mitigate such risk. The framework for operational risk management includes a unit, within the Risk Management Division and independent from the business or support units involved, that is responsible for the specific management of such risk.

Its functions are to identify the different risks; suggest and put in practice measuring and monitoring methods to implement policies and procedures for the minimization or coverage of such risks; control that those risks are maintained within predetermined standards and appoint a person in charge for each of them, in order to guarantee coordinated actions among the areas that manage those risks. Banco de Galicia y Buenos Aires S.A.'s Internal Audit reviews risk management activities.

Through Communique "A" 4793, the Argentine Central Bank established the guidelines that will rule operational risk management in financial institutions. Such Communique includes the minimum standards for the appropriate operational risk management and an implementation schedule. Progress performed by Banco de Galicia y Buenos Aires S. A. in this issue is in agreement with the above-mentioned provisions.

NOTE 24:  SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.:
On August 1, 2008, the National Executive Branch issued Decree No. 1207/08, establishing the elimination of the differential tax treatment that financial trusts and closed-end mutual funds had as regards income tax.

At the date of these financial statements, the trustees of trusts in which Banco de Galicia y Buenos Aires S.A. holds participation certificates are analyzing the impact such decision can have on their equity.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                  Balance Sheet
                   As of June 30, 2008 and December 31, 2007.
                     (figures stated in thousands of pesos)

                                                               06.30.08       12.31.07
                                                             ------------   ------------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 12 and Schedule G)               173         10,700
Investments (Notes 9 and 12 and Schedules C, D and G)              21,271         16,372
Other receivables (Notes 3, 9, 10 and 12 and Schedule G)           77,892         75,155
                                                             ------------   ------------
Total Current Assets                                               99,336        102,227
                                                             ------------   ------------
NON-CURRENT ASSETS
Other receivables (Notes 3, 9, 12 and 14 and Schedule G)           39,236         45,442
Investments (Notes 9, 11 and 12 and Schedules B, C and G)       1,860,911      1,770,686
Fixed assets (Schedule A)                                           3,125          3,152
                                                             ------------   ------------
Total Non-Current Assets                                        1,903,272      1,819,280
                                                             ------------   ------------
Total assets                                                    2,002,608      1,921,507
                                                             ============   ============
LIABILITIES
CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                               72,163         65,251
Salaries and social security contributions (Notes 5 and 9)            466            932
Tax liabilities (Notes 6, 9 and 14)                                 2,135          3,836
Other liabilities (Notes 7, 9 and 12 and Schedule G)                6,787          1,739
                                                             ------------   ------------
Total Current Liabilities                                          81,551         71,758
                                                             ------------   ------------
NON-CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                              187,550        195,238
Other liabilities (Notes 7 and 9)                                     683              6
                                                             ------------   ------------
Total Non-Current Liabilities                                     188,233        195,244
                                                             ------------   ------------
Total Liabilities                                                 269,784        267,002
                                                             ------------   ------------
SHAREHOLDERS' EQUITY (per related statement)                    1,732,824      1,654,505
                                                             ------------   ------------
Total Liabilities and Shareholders' Equity                      2,002,608      1,921,507
                                                             ============   ============

The accompanying notes 1 to 15 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Income Statement
             For the six-month period commenced January 1, 2008 and
                        ended June 30, 2008, presented in
                   comparative format with the same period of
                            the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                     06.30.08       06.30.07
                                                   ------------   ------------
Net Income on investments in related
 institutions - Income / (Loss)                          92,980         (2,687)
Administrative expenses (Note 12 and Schedule H)         (6,706)        (5,926)
Financial income and by holding                          (4,280)         7,586
  - Generated by assets                                  (5,088)         7,650
    Interest
     On special current account deposits (*)                  3             25
     Mutual funds                                            48            220
     On time deposits (*)                                   192            166
     On promissory notes receivable (*)                     107            394
     On other receivables                                     -            203
    Result on negotiable obligations (*)                     26          5,312
    Foreign exchange (loss) / gain                       (5,464)         1,330
  - Generated by liabilities                                808            (64)
    Interest
    On loans                                             (9,808)           (59)
    Foreign exchange gain / (loss)                       10,616             (5)
Other income and expenses (*) - (loss) / income          (3,675)           558
                                                   ------------   ------------
Net income / (loss) before income tax                    78,319           (469)
Income tax (Note 14)                                          -         (5,066)
                                                   ------------   ------------
Net Income (loss) for the period                         78,319         (5,535)
                                                   ============   ============

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12.

The accompanying notes 1 to 15 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Statement of Changes in the Shareholders' Equity
               For the six-month period commenced January 1, 2008
                      and ended June 30, 2008, presented in
                   comparative format with the same period of
                            the previous fiscal year.
                     (figures stated in thousands of pesos)

                           Shareholders' contributions (Note 8)              Retained earnings (Note 13)
                     -----------------------------------------------  ---------------------------------------
                                               Premium
                                                 for
                                               trading
                                                 of
                                                shares                                                                Total
                      Capital      Capital      in own                   Legal     Discretionary    Retained      shareholders'
       Item            Stock      adjustment  portfolio     Total       reserve      reserve        earnings         equity
------------------   ----------  -----------  ----------  ----------  ----------  --------------  ------------  ----------------
Balances as of
12.31.06              1,241,407      278,131         606   1,520,144      34,855          72,383       (18,914)        1,608,468

Distribution of
retained
earnings (1)
- Discretionary
   Reserve                    -            -           -           -           -         (18,914)       18,914                 -
(Loss) for the                -            -           -           -           -               -        (5,535)           (5,535)
period
Balances as of
06.30.07              1,241,407      278,131         606   1,520,144      34,855          53,469        (5,535)        1,602,933
                     ==========  ===========  ==========  ==========  ==========  ==============  ============  ================
Balances as of
12.31.07              1,241,407      278,131         606   1,520,144      34,855          53,469        46,037         1,654,505
                     ----------  -----------  ----------  ----------  ----------  --------------  ------------  ----------------
Distribution of
 retained  earnings
 (2)
- Discretionary
Reserve                       -            -           -           -           -           43,735      (43,735)                -
- Legal reserve               -            -           -           -       2,302               -        (2,302)                -
Income for the
 period                       -            -           -           -           -               -        78,319            78,319
                     ==========  ===========  ==========  ==========  ==========  ==============  ============  ================
Balances as of
06.30.08              1,241,407      278,131         606   1,520,144      37,157          97,204        78,319         1,732,824

----------
(1) Approved by the Ordinary Shareholders' Meeting held on April 26, 2007.
(2) Approved by the Ordinary Shareholders' Meeting held on April 29, 2008.

The accompanying notes 1 to 15 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             Statement of Cash Flows
               For the six-month period commenced January 1, 2008
                      and ended June 30, 2008, presented in
                   comparative format with the same period of
                            the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                     06.30.08        06.30.07
                                                   ------------    ------------
CHANGES IN CASH
Cash at beginning of fiscal year                         26,407          15,727
Cash at period end                                       20,781          10,538
                                                   ------------    ------------
Net (Decrease) in cash                                   (5,626)         (5,189)
                                                   ============    ============
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                    781             633
Payments to suppliers of goods and services              (3,131)         (2,857)
Personnel salaries and social security
 contributions                                           (1,664)         (1,348)
Income tax payments and prepayments                         (71)         (6,734)
Payment of other taxes                                   (4,584)         (4,366)
                                                   ------------    ------------
Net cash flow generated by (used in)
 operating activities                                    (8,669)        (14,672)
                                                   ------------    ------------
Investment activities
Payments for purchases of fixed assets                      (22)             (5)
Collection of interest on negotiable obligations              -           9,022
Collection of dividends                                     788             700
Collection of other interest                              1,745             177
Collections for investments liquidation                     532               -
Setting up of current investments                             -            (411)
                                                   ------------    ------------
Net cash flow generated by (used in) investment
 activities                                               3,043           9,483
                                                   ------------    ------------
(Decrease) in cash, net                                  (5,626)         (5,189)
                                                   ============    ============

The accompanying notes 1 to 15 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                        Notes to the Financial Statements
               For the six-month period commenced January 1, 2008
                      and ended June 30, 2008, presented in
                               comparative format.
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No.93/05, which adopts Technical Pronouncements 6 to 22 issued by Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

Certain figures in the financial statements for the year ended December 31, 2007 and the period ended June 30, 2008 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   (Continued)

b. Assets and liabilities in foreign currency (US dollars)
Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/year. Interests receivable or payable have been accrued, where applicable.

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at fiscal period/year-end.

c.2. Non-Current
Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at fiscal period/year-end.

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of June 30, 2008 and December 31, 2007, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. are recognized using the equity method as of June 30, 2008 and December 31, 2007.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated March 31, 2008, and considering the significant changes occurred from such date to the closing date of these financial statements.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:
- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the period/fiscal year.
- Capital and capital contributions have been computed for the amounts actually disbursed.
- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   (Continued)

d. Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/fiscal year-end.

f. Financial debt
Financial debts have been valued pursuant to the amount of money received plus interest accrued as of period/fiscal year-end. Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nacion Argentina as of period/fiscal year end.

g. Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 14 to the financial statements).

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

It is worth noting that, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.
The Company has no receivables stemming from minimum presumed income tax payments.

h. Shareholders' Equity:
h.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the period in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

h.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   (Continued)

i. Statement of Cash Flows
"Cash and due from banks" and investments held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                  06.30.08       12.31.07
                                                ------------   ------------
Cash and due from banks                                  173         10,700
Investments (Schedule D)                              20,608         15,707
                                                ------------   ------------
Total                                                 20,781         26,407
                                                ============   ============

NOTE 2:   CASH AND DUE FROM BANKS

The breakdown of this caption was the following:


                                                  06.30.08       12.31.07
                                                ------------   ------------
Cash (Schedule G)                                         10             11
Due from banks - Current Accounts (Note 12)              163         10,689
                                                ------------   ------------
Total                                                    173         10,700
                                                ============   ============

NOTE 3:   OTHER RECEIVABLES

The breakdown of this caption was the following:

                                                  06.30.08       12.31.07
                                                ------------   ------------
Current
Tax Credit                                               802            521
Promissory notes receivable (Note 12 and
 Schedule G)                                           5,242              -
Sundry debtors                                            72              -
Prepaid expenses                                           2              8
Deposit as per Decree 616/2005 (Note 10 and
 Schedule G)                                          71,640         74,616
Other                                                    134             10
                                                ------------   ------------
Total                                                 77,892         75,155
                                                ============   ============

                                                  06.30.08       12.31.07
                                                ------------   ------------
Non-Current
Tax Credit-mandatory savings                               4              5
Tax credit-Income tax (Note 14)                           70              2
Promissory notes receivable (Note 12 and
 Schedule G)                                          37,317         43,511
Sundry Debtors (Note 12 and Schedule G)                1,843          1,920
Prepaid expenses                                           2              4
                                                ------------   ------------
Total                                                 39,236         45,442
                                                ============   ============

NOTE 4:   LOANS

The breakdown of this caption was the following:

                                                  06.30.08       12.31.07
                                                ------------   ------------
Current
From financial institution from abroad
 (Schedule G)                                         72,163         65,251
                                                ------------   ------------
Total                                                 72,163         65,251
                                                ============   ============

                                                  06.30.08       12.31.07
                                                ------------   ------------
Non-Current
From financial institution from abroad
 (Schedule G)                                        187,550        195,238
                                                ------------   ------------

Total                                                187,550        195,238
                                                ============   ============

NOTE 5:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

                                                  06.30.08       12.31.07
                                                ------------   ------------
Current
Integrated Pension and Survivors' Benefit
 System                                                   54             62
Other                                                      1              2
Provision for bonuses                                    103            186
Provision for retirement insurance                       308            550
Provision for Directors' and Syndics' fees                 -            132
                                                ------------   ------------
Total                                                    466            932
                                                ============   ============

NOTE 6:   TAX LIABILITIES

The breakdown of this caption was the following:

                                                  06.30.08       12.31.07
                                                ------------   ------------
Current
Income tax  withholdings to be deposited                  63             65
Value added tax  balance payable                           -             32
Provision for turnover tax (net)                          26             27
Provision for tax on personal assets
 substitute taxpayer                                   2,046          3,712
                                                ------------   ------------
Total                                                  2,135          3,836
                                                ============   ============

NOTE 7:   OTHER LIABILITIES

The breakdown of this caption was the following:

                                                  06.30.08       12.31.07
                                                ------------   ------------
Current
Sundry creditors (Schedule G)                          1,248             21
Provision for expenses (Note 12 and
 Schedule G)                                           5,536          1,715
Directors qualification bonds                              3              3
                                                ------------   ------------
Total                                                  6,787          1,739
                                                ============   ============

                                                  06.30.08       12.31.07
                                                ------------   ------------
Non-Current
Provision for expenses (Note 12 and
 Schedule G)                                             677              -
Directors qualification bonds                              6              6
                                                ------------   ------------
Total                                                    683              6
                                                ============   ============

NOTE 8:   CAPITAL STATUS

As of June 30, 2008, capital status was as follows:

                                                                                                              Date of
                                                               Restated at          Approved by             registration
  Capital stock issued, subscribed, paid                        constant     ---------------------------      with the
            in and recorded                     Face value      currency         Entity          Date          I.G.J.
--------------------------------------------   ------------   ------------   --------------   ----------   --------------
Balance as of 12.31.03                            1,092,407      2,407,080    Shareholders'    05.16.00       08.09.00
                                                                                Meeting        07.24.00
                                                                                Board of         and
                                                                                Directors      07.26.00

Capital increase                                    149,000        149,000    Shareholders     01.02.04       06.08.04
                                                                                Meeting        04.23.04
                                                                                Board of         and
                                                                                Directors      05.13.04

Balance as of 12.31.04                            1,241,407      2,556,080         -              -               -

Absorption of retained earnings                           -     (1,036,542)   Shareholders     28.04.05           -
                                                                                Meeting

Balance as of 12.31.05                            1,241,407      1,519,538         -              -               -

Shares in own portfolio                              (1,614)        (1,976)        -              -               -

Sale of shares in own portfolio                       1,614          1,976         -              -               -

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

                                                                                                              Date of
                                                               Restated at          Approved by             registration
  Capital stock issued, subscribed, paid                        constant     ---------------------------      with the
            in and recorded                     Face value      currency         Entity          Date          I.G.J.
--------------------------------------------   ------------   ------------   --------------   ----------   --------------
Balances as of 12.31.06                           1,241,407      1,519,538         -              -               -

Balances as of 12.31.07                           1,241,407      1,519,538         -              -               -

Balances as of 06.30.08                           1,241,407      1,519,538         -              -               -

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of June 30, 2008, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                               Salaries and
                                                                  social
                                        Other                    security          Tax          Other
                       Investments   receivables     Loans     contributions   Liabilities   liabilities
                       -----------   -----------   ---------   -------------   -----------   -----------
1(st.) Quarter              21,271        77,369      72,163             466            89         6,787
2(nd.) Quarter                   -           119           -               -             -             -
3(rd.) Quarter                   -             -           -               -             -             -
4(th.) Quarter                   -           404           -               -         2,046             -
After one year              13,482        37,393     187,550               -             -           683
                       -----------   -----------   ---------   -------------   -----------   -----------
Subtotal falling due        34,753       115,285     259,713             466         2,135         7,470
No set due date          1,847,429         1,843           -               -             -             -
Past due                         -             -           -               -             -             -
                       -----------   -----------   ---------   -------------   -----------   -----------
Total                    1,882,182       117,128     259,713             466         2,135         7,470
                       ===========   ===========   =========   =============   ===========   ===========
Non-interest bearing     1,847,429        74,569           -             466         2,135         7,470
At variable rate               343             -           -               -             -             -
At fixed rate               34,410        42,559     259,713               -             -             -
                       -----------   -----------   ---------   -------------   -----------   -----------
Total                    1,882,182       117,128     259,713             466         2,135         7,470
                       ===========   ===========   =========   =============   ===========   ===========

NOTE 10:  RESTRICTED ASSETS

As of June 30, 2008, in the balance of "other current receivables", there is a deposit for US$ 24,000 that is restricted by virtue of Decree 616/05, which provides for that a nominative, non-transferable and non-interest bearing deposit should be established for a term of 365 calendar days, for an amount corresponding to 30% of the amount involved in operations, among others, such as entry of funds to the domestic foreign exchange market, originated thanks to debt with legal entities from abroad.

On July 28, 2008, the abovementioned deposit was released and allocated completely for the repayment of loans.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                                 As of June 30, 2008
-----------------------------------------------------------------------------------------------------------------
                                                       Shares                        Percentage held in
                                       ------------------------------------   -----------------------------------
          Issuing companty                  Class                 Number        Total Capital     Possible Votes
------------------------------------   --------------------   -------------   ----------------   ----------------
Banco de Galicia y Buenos Aires S.A.   Ord. Class A                     101
                                       Ord. Class B             532,293,758
                                                              -------------
                                       Total                    532,293,859          94.659191          94.659195
                                                              -------------
Net Investment S.A.                    Ordinary shares               10,500          87.500000          87.500000
Sudamericana Holding S.A.              Ordinary shares              162,447          87.500899          87.500899
Galicia Warrants S.A.                  Ordinary shares              175,000          87.500000          87.500000
Galval Agente de Valores S.A.          Ordinary shares           16,874,250         100.000000         100.000000

                                                 As of December 31, 2007
-----------------------------------------------------------------------------------------------------------------
                                                       Shares                        Percentage held in
                                       ------------------------------------   -----------------------------------
          Issuing companty                    Class               Number        Total Capital     Possible Votes
------------------------------------   --------------------   -------------   ----------------   ----------------
Banco de Galicia y Buenos Aires
 S.A. (*)                              Ord. Class A                     101
                                       Ord. Class B             532,293,758
                                                              -------------
                                       Total                    532,293,859          94.659191          94.659195
                                                              -------------
Net Investment S.A.                    Ordinary shares               10,500          87.500000          87.500000
Sudamericana Holding S.A.              Ordinary shares              162,447          87.500899          87.500899
Galicia Warrants S.A.                  Ordinary shares              175,000          87.500000          87.500000
Galval Agente de Valores S.A.          Ordinary shares           16,874,250         100.000000         100.000000

----------
(*) On July 27, 2007 Grupo Financiero Galicia S.A., exercising its preemptive rights, subscribed 93,604,637 ordinary class "B" shares with a face value of $ 1 (one Peso) each and one vote per share of Banco de Galicia y Buenos Aires S.A.'s capital stock increase.

The financial condition and results of controlled companies were the following:

                                               As of June 30, 2008 (*)
-----------------------------------------------------------------------------------------------------------------
                                                                                Shareholders'
          Issuing company                     Assets           Liabilities         equity           Net income
------------------------------------   --------------------   -------------   ----------------   ----------------
Banco de Galicia y Buenos Aires S.A.             22,916,511      21,080,327          1,836,184             76,780
Net Investment S.A.                                   1,155             274                881               (345)
Galicia Warrants S.A.                                 6,546             895              5,651              1,056
Galval Agente de Valores S.A.                         2,631             119              2,512                (59)
Sudamericana Holding S.A. (**)                      188,572         123,072             65,500             15,523

----------
(*) See Note 1.c.2.
(**) Financial condition and results as of 03.31.08.

                     Financial condition as of December 31, 2007 and results as of June 30, 2007 (*)
-----------------------------------------------------------------------------------------------------------------
                                                                                Shareholders'
          Issuing company                     Assets           Liabilities         equity           Net income
------------------------------------   --------------------   -------------   ----------------   ----------------
Banco de Galicia y Buenos Aires S.A.             22,526,070      20,766,666          1,759,404            (28,523)
Net Investment S.A.                                   1,514             282              1,232                (34)
Galicia Warrants S.A.                                 7,913           2,417              5,496                503
Galval Agente de Valores S.A.                         2,799             121              2,678                (57)
Sudamericana Holding S.A. (**)                      146,004          86,027             59,977              6,511

----------
(*) See Note 1.c.2.
(**) Financial condition as of 09.30.07 and results as of 03.31.07.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 12:  SECTION 33 OF LAW 19,550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

                                                        06.30.08      12.31.07
                                                      ------------   -----------
Assets
Cash and due from banks - current accounts (Note 2)            157        10,682
Investments - time deposits (Schedule D)                     5,523         1,076
Other receivables - promissory notes receivable
 (Note 3 and Schedule G)                                    42,559        43,511
Other receivables - sundry debtors                              42             -
                                                      ------------   -----------
Total                                                       48,281        55,269
                                                      ============   ===========

                                                        06.30.08       12.31.07
                                                      ------------   -----------
Liabilities
Other liabilities - provision for expenses (Note 7)            325           215
                                                      ------------   -----------
Total                                                          325           215
                                                      ============   ===========

                                                        06.30.08      06.30.07
                                                      ------------   -----------
Income
Financial income - interest on time deposits                   492             -
Financial income - Interest on negotiable
 obligations                                                     -        10,882
Financial income - interest on promissory notes
 receivable                                                  1,996         2,422
Other income - fixed assets under lease                        209            89
                                                      ------------   -----------
Total                                                        2,697        13,393
                                                      ============   ===========

                                                        06.30.08       06.30.07
                                                      ------------   -----------
Expenses
Administrative expenses (Schedule H)
  Trademark leasing                                            532           489
  Bank expenses                                                  3             4
  General expenses                                             123           117
                                                      ------------   -----------
Total                                                          658           610
                                                      ============   ===========

Banco Galicia Uruguay S.A.
                                                        06.30.08      12.31.07
                                                      ------------   -----------
Assets
Investments - negotiable obligations
 (Schedules C and G)                                         2,529         2,608
Other receivables - sundry debtors
 (Note 3 and Schedule G)                                     1,842         1,919
                                                      ------------   -----------
Total                                                        4,371         4,527
                                                      ============   ===========

                                                        06.30.08       06.30.07
                                                      ------------   -----------
Income
Financial income - Interest on negotiable
 obligations                                                    26            32
                                                      ------------   -----------
Total                                                           26            32
                                                      ============   ===========

Galval Agente de Valores S.A.

                                                        06.30.08       12.31.07
                                                      ------------   -----------
Liabilities
Other liabilities - provision for expenses (Note 7
 and Schedule G)                                                15            15
                                                      ------------   -----------
Total                                                           15            15
                                                      ============   ===========

                                                        06.30.08       06.30.07
                                                      ------------   -----------
Expenses
Administrative expenses (Schedule H)
 General expenses                                               31            82
                                                      ------------   -----------
Total                                                           31            82
                                                      ============   ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 12: (Continued)

Galicia Seguros S.A.

                                                      06.30.08     12.31.07
                                                     ----------   ----------
Assets
Other receivables - sundry creditors (Note 3)                30            -
                                                     ----------   ----------
Total                                                        30            -
                                                     ==========   ==========

                                                       06.30.08     06.30.07
                                                     ----------   ----------
Income
Other income - fixed assets under lease                      74            -
                                                     ----------   ----------
Total                                                        74            -
                                                     ==========   ==========

NOTE 13: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 14: INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

                                      Investments      Other          Total
                                      -----------   -----------    -----------
Assets
Balances as of 12.31.06                         -            25             25
Charge to income                                8           (25)           (17)
                                      -----------   -----------    -----------
Balances as of 12.31.07                         8             -              8
Charge to income                                -             -              -
                                      -----------   -----------    -----------
Balances as of 06.30.08                         8             -              8
                                      ===========   ===========    ===========

                                                    Fixed assets      Total
                                                    ------------   ------------
Liabilities
Balances as of 12.31.06                                        5              5
Charge to income                                               1              1
                                                    ------------   ------------
Balances as of 12.31.07                                        6              6
Charge to income                                               -              -
                                                    ------------   ------------
Balances as of 06.30.08                                        6              6
                                                    ============   ============

As the above-mentioned information shows, as of June 30, 2008 and December 31, 2007 the Company's deferred tax assets amounted to $2.

Accumulated tax losses pending being used as of June 30, 2008, amount approximately to $ 43 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source tax loss                      Issuance year  Amount   Year due
-------------------------------------------    -------------  ------  ----------
Specific from derived financial instruments        2003           43     2008
                                               =============  ======  ==========

The Company has not recorded said losses for the calculation of the deferred tax, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 14: (Continued)

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 327 and $ 331, as of June 30, 2008 and December 31, 2007, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 44 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                        06.30.08        06.30.07
                                                      ------------    ------------
Income before income tax                                    78,319            (469)
Income tax rate in force                                        35%             35%
                                                      ------------    ------------
Result for the period at the tax rate                       27,412            (164)
Permanent differences at the tax rate:
  Increase in income tax
    - Expenses not included in tax return                      920             828
    - Results on investments in related institutions             -           4,589
    - Other causes                                           1,954              14
  Decrease in income tax
    - Expenses included in tax return                          (17)            (20)
    - Results on investments in related institutions       (32,102)              -
    - Other causes                                            (252)           (181)
  Regularization of deferred tax assets                      2,085               -
                                                      ------------    ------------
Total income tax charge recorded - (loss)                        -           5,066
                                                      ============    ============

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

                                                        06.30.08        06.30.07
                                                      ------------    ------------
Total income tax charge recorded                                 -           5,066
Temporary differences
   Decrease in assets due to deferred tax
   - Other                                                       -             (25)
                                                      ------------    ------------
Total tax determined for tax purposes                            -           5,041
                                                      ============    ============

Breakdown of net income tax provision:

                                                        06.30.08        06.30.07
                                                      ------------    ------------
Total tax determined for tax purposes                            -           5,041
Tax Credit                                                       -          (1,735)
                                                      ------------    ------------
Income tax provision (net)                                       -           3,306
                                                      ============    ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 15: EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2008 and 2007:

                                                  06.30.08      06.30.07
                                                 ---------    ------------
Income / (Loss) for the period                      78,319          (5,535)
Outstanding ordinary shares weighted average     1,241,407       1,241,407
Diluted ordinary shares weighted average         1,241,407       1,241,407
Earnings per ordinary share
  - Basic                                           0.0631         (0.0045)
  - Diluted                                         0.0631         (0.0045)

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Fixed assets and investments in assets of a similar nature
                  For the six-month period ended June 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule A

                                                              Balance at
                               At beginning                  fiscal year
        Main account             of year       Increases         end
----------------------------   ------------   ------------   ------------
Real estate                           3,446              -          3,446
Furniture and facilities                220              -            220
Machines and equipment                  413              -            413
Hardware                                243             22            265
                               ------------   ------------   ------------
Totals as of 06.30.08                 4,322             22          4,344
                               ------------   ------------   ------------
Totals as of 12.31.07                 4,109            213          4,322
                               ============   ============   ============

                                                                 Amortizations
                               -------------------------------------------------------------------------------
                                  Accumulated at                        For the period          Accumulated at
                                   beginning of                   ---------------------------    the close of
        Main account                   year        Withdrawals       Rate %         Amount           year
----------------------------      --------------   ------------   ------------   ------------   --------------
Real estate                                  376              -              2             32              408
Furniture and facilities                     208              -             20              2              210
Machines and equipment                       361              -             20             11              372
Hardware                                     225              -             20              4              229
                                  --------------   ------------   ------------   ------------   --------------
Totals as of 06.30.08                      1,170              -                            49            1,219
                                  --------------   ------------   ------------   ------------   --------------
Totals as of 12.31.07                      1,081              -                            89            1,170
                                  =============    ============   ============   ============   ==============

                                                 Net book
                                                Value for
                                 Net book       previous
        Main account               Value       fiscal year
----------------------------   ------------   ------------
Real estate                           3,038          3,070
Furniture and facilities                 10             12
Machines and equipment                   41             52
Hardware                                 36             18
                               ------------   ------------
Totals as of 06.30.08                 3,125              -
                               ------------   ------------
Totals as of 12.31.07                     -          3,152
                               ============   ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                    Goodwill
                  For the six-month period ended June 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule B

                                                              Balance at
                               At beginning                  fiscal year
        Main account             of year       Increases         end
----------------------------   ------------   ------------   ------------
Goodwill (Schedule C)                12,788              -         12,788
                               ------------   ------------   ------------
Totals as of 06.30.08                12,788              -         12,788
                               ------------   ------------   ------------
Totals as of 12.31.07                     -         12,788         12,788
                               ============   ============   =============

                                                                 Amortizations
                               -------------------------------------------------------------------------------
                                  Accumulated at                        For the period          Accumulated at
                                   beginning of                   ---------------------------    the close of
        Main account                   year        Withdrawals       Rate %         Amount           year
----------------------------      --------------   ------------   ------------   ------------   --------------
Goodwill (Schedule C)                        533              -             10            639            1,172
                                  --------------   ------------   ------------   ------------   --------------
Totals as of 06.30.08                        533              -                           639            1,172
                                  --------------   ------------   ------------   ------------   --------------
Totals as of 12.31.07                          -              -                           533              533
                                  ==============   ============   ============   ============   ==============

                                                Net book
                                                Value for
                                 Net book       previous
        Main account               Value       fiscal year
----------------------------   ------------   ------------
Goodwill (Schedule C)                11,616         12,255
                               ------------   ------------
Totals as of 06.30.08                11,616              -
                               ------------   ------------
Totals as of 12.31.07                     -         12,255
                               ============   ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                               Equity investments
                  For the six-month period ended June 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule C

     Issuance and
characteristics of the                                                    Acquisition
      securities                 Class         Face value     Number          cost
-----------------------   ------------------   ----------   -----------   -----------
Current investments (*)
 Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                                                                      639
                                                                          -----------
Total                                                                             639
                                                                          ===========
Non-current investments
 Corporations. Section
 33 of Law No.19,550:
 Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y        Class "A" ordinary        0.001           101
 Buenos Aires S.A.        Class "B" ordinary        0.001   532,293,758
                                                            -----------
                                                            532,293,859     3,027,406
                          Goodwill
                           (Schedule B)                                        12,788
Galicia Warrants S.A.     Ordinary                  0.001       175,000        11,829
Galval Agente de
 Valores S.A.             Ordinary                  0.001    16,874,250         1,867
Net Investment S.A.       Ordinary                  0.001        10,500        22,484
Sudamericana Holding
 S.A.                     Ordinary                              162,447        42,918
Subtotal                                                                    3,119,292
Other (*)
Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                                                                    1,915
                                                                          -----------
Subtotal                                                                        1,915
                                                                          -----------
Total                                                                       3,121,207
                                                                          ===========

                                                  Recorded     Recorded
     Issuance and                      Equity       value       value
characteristics of the     Market      method       as of       as of
      securities            price       value      06.30.08    12.31.07
-----------------------   ---------   ---------   ---------   ---------
Current investments (*)
 Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                      -           -         663         665
                          ---------   ---------   ---------   ---------
Total                             -           -         663         665
                          =========   =========   =========   =========
Non-current investments
 Corporations. Section
 33 of Law No.19,550:
 Controlled Companies
 (Notes 9 and 11):
Banco de Galicia y
 Buenos Aires S.A.

                          1,996,102   1,781,810   1,781,810   1,700,152
                                  -           -      11,616      12,255
Galicia Warrants S.A.             -       4,955       4,955       4,819
Galval Agente de
 Valores S.A.                     -       2,512       2,512       2,678
Net Investment S.A.               -         771         771       1,078
Sudamericana Holding
 S.A.                             -      57,381      57,381      47,761
Subtotal                  1,996,102   1,847,429   1,859,045   1,768,743
Other (*)
Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                      -           -       1,866       1,943
                          ---------   ---------   ---------   ---------
Subtotal                          -           -       1,866       1,943
                          ---------   ---------   ---------   ---------
Total                     1,996,102   1,847,429   1,860,911   1,770,686
                          =========   =========   =========   =========

----------
(*) Include accrued interest, if applicable.

                                                    INFORMATION ON THE ISSUING COMPANIES
                          -----------------------------------------------------------------------------------------
                                                    Latest financial statements (Note 11)
                          -----------------------------------------------------------------------------------------
     Issuance and          Principal                                                               Percentage of
  characteristics of        line of                                               Shareholders'    equity held in
    the securities          business       Date     Capital stock   Net income       equity       the capital stock
-----------------------   ------------   --------   -------------   ----------    -------------   -----------------
Non-current investments
 Corporations. Section
 33 of Law No.19,550:
 Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y        Financial
 Buenos Aires S.A.        Activities     06.30.08         562,327       76,780(1)     1,836,184           94.659191
Galicia Warrants S.A.     Issuance of
                          deposit
                          certificates
                          and warrants   06.30.08             200        1,056(1)         5,651           87.500000
Galval Agente de          Custody of
 Valores S.A.             Securities     06.30.08           1,978(2)       (59)(1)        2,512          100.000000
Net Investment S.A.       Financial
                          and
                          Investment
                          Activities     06.30.08              12         (345)(1)          881           87.500000
Sudamericana Holding      Financial
 S.A.                     and
                          Investment
                          Activities     03.31.08             186       10,994(3)        65,500           87.500899

----------
(1) For the six-month period ended 06.30.08.
(2) Equivalent to 16,874 thousand Uruguayan pesos.
(3) For the six-month period ended 03.31.08.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Other Investments
                  For the six-month period ended June 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule D

                                                                       Value recorded at   Value recorded at
                   Main account and characteristics                        06.30.08            12.31.07
--------------------------------------------------------------------   -----------------   -----------------
Current investments (*)
Deposits in special current accounts (Notes 9 and 12 and Schedule G)               1,241               1,548
Mutual Funds (Note 9 and Schedule G)                                               2,451               3,212
Time deposits (Note 9 and 12 and Schedule G)                                      16,916              10,947
                                                                       -----------------   -----------------
Total                                                                             20,608              15,707
                                                                       =================   =================

----------
(*) Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     Foreign Currency Assets and Liabilities
                  For the six-month period ended June 30, 2008
                        presented in comparative format.
      (figures stated in thousands of pesos and thousands of U.S. dollars)

                                                                      Schedule G

                                                                                            Amount in
                                                                                             Argentine
                                                    Amount and type of         Exchange    currency as
               Captions                             foreign currency            rate       of 06.30.08
-------------------------------------------   ---------------------------   ------------   ------------
Assets
Current assets
Cash and due from banks
 - Cash                                           US$                  --          2.985             --
Investments
- Deposits in special current accounts            US$              415.84          2.985          1,241
- Mutual Funds                                    US$              706.22          2.985          2,108
- Time deposits                                   US$            3,816.81          2.985         11,393
- Negotiable obligations                          US$              222.16          2.985            663
Other receivables
 - Deposit as per Decree 616/2005 (Note 10)       US$           24,000.00          2.985         71,640
 - Promissory notes receivable                    US$            1,755.97          2.985          5,242
                                                                                           ------------
Total Current Assets                                                                             92,287
                                                                                           ------------
Non-current assets
Other receivables
- Sundry debtors                                  US$              617.31          2.985          1,842
- Promissory notes receivable                     US$           12,501.43          2.985         37,317
Investments
 - Negotiable obligations                         US$              624.97          2.985          1,866
 - Equity investments                             US$              841.54          2.985          2,512
                                                                                           ------------
Total Current Assets                                                                             43,537
                                                                                           ------------
Total assets                                                                                    135,824
                                                                                           ============
Liabilities
Current liabilities
Loans
From financial institution from abroad            US$           23,855.56          3.025         72,163
Other liabilities
 - Sundry creditors                               US$              403.18          3.025          1,220
 - Provision for expenses                         US$              281.53          3.025            852
                                                                                           ------------
Total Current Liabilities                                                                        74,235
                                                                                           ------------
Non-current liabilities
Loans
From financial institution from abroad            US$           62,000.00          3.025        187,550
Other liabilities
- Provision for expenses                          US$               62.90          3.025            190
                                                                                           ------------
Total Non-Current Liabilities                                                                   187,740
                                                                                           ------------
Total Liabilities                                                                               261,975
                                                                                           ============

                                                                             Amount in
                                                                            Argentine
                                               Amount and type of foreign   currency as
               Captions                                  currency           of 12.31.07
-------------------------------------------   ---------------------------   ------------
Assets
Current assets
Cash and due from banks
- Cash                                            US$                0.16              1
Investments
- Deposits in special current accounts            US$              497.76          1,548
- Mutual Funds                                    US$              712.45          2,215
- Time deposits                                   US$            3,174.70          9,870
- Negotiable obligations                          US$              213.85            665
Other receivables
- Deposit as per Decree 616/2005 (Note 10)        US$              24,000         74,616
- Promissory notes receivable                     US$                   -              -
                                                                             -----------
Total Current Assets                                                              88,915
                                                                             -----------
Non-current assets
Other receivables
- Sundry debtors                                  US$              617.31          1,919
- Promissory notes receivable                     US$           13,995.04         43,511
Investments
- Negotiable obligations                          US$              624.97          1,943
- Equity investments                              US$              861.49          2,678
                                                                             -----------
Total Current Assets                                                              50,051
                                                                             -----------
Total assets                                                                     138,966
                                                                             ===========
Liabilities
Current liabilities
Loans
From financial institution from abroad            US$           20,721.11         65,251
Other liabilities
- Sundry creditors                                US$                3.18             10
- Provision for expenses                          US$              281.33            886
                                                                             -----------
Total Current Liabilities                                                         66,147
                                                                             -----------
Non-current liabilities
Loans
From financial institution from abroad            US$              62,000        195,238
Other liabilities
- Provision for expenses                          US$                   -              -
Total Non-Current Liabilities                                                    195,238
                                                                             -----------
Total Liabilities                                                                261,385
                                                                             ===========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       Information required by Section 64, subsection b) of Law No. 19,550
                  For the six-month period ended June 30, 2008
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                               Total as of    Administrative     Total as of
                 Captions                        06.30.08        Expenses          06.30.07
------------------------------------------   --------------   --------------   --------------
Salaries and social security contributions            1,187            1,187              918
Bonuses                                                  94               94               74
Entertainment, travel, and per diem                      32               32               14
Services to the staff                                    37               37               30
Training expenses                                        40               40                1
Retirement insurance                                    275              275              345
Directors' and Syndics' fees                            827              827              552
Fees for services                                     1,322            1,322            1,005
Taxes                                                 2,305            2,305            2,282
Security services                                         2                2                2
Insurance                                               156              156              171
Stationery and office supplies                           21               21               19
Electricity and communications                           37               37               35
Maintenance expenses                                      8                8                7
Depreciation of fixed assets                             49               49               44
Bank charges (*)                                          5                5               16
Condominium Expenses                                     27               27               15
General expenses (*)                                    205              205              323
Vehicle expenses                                         49               49               42
Leasing of brand (*)                                     28               28               31
                                             --------------   --------------   --------------
Totals                                                6,706            6,706            5,926
                                             ==============   ==============   ==============

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Additional Information to the Notes to the Financial Statements
               For the six-month period commenced January 1, 2008
            and ended June 30, 2008, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
         None.

NOTE 2:  SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER
         SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
         None.

NOTE 3:  CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
         a) Receivables: See Note 9 to the financial statements.
         b) Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
         a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
         b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:  BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF
         LAW 19,550
         See Note 11 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
         As of June 30, 2008 and December 31, 2007 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:  PHYSICAL INVENTORY OF INVENTORIES
         As of June 30, 2008 and December 31, 2007, the Company did not have any inventories.

NOTE 8:  CURRENT VALUES
         See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:  FIXED ASSETS
         See Schedule A to the financial statements.
         a) Fixed assets that have been technically appraised:
            As of June 30, 2008 and December 31, 2007, the Company did not have any fixed assets that have been technically appraised.

         b) Fixed assets not used because they are obsolete:
            As of June 30, 2008 and December 31, 2007, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10: EQUITY INVESTMENTS
         The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11: RECOVERABLE VALUES
         As of June 30, 2008 and December 31, 2007, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   Additional Information to the Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 12: INSURANCE
         As of June 30, 2008 and December 31, 2007, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                          Book Value   Book Value
                                                                Insured     as of         as of
         Insured assets           Risks covered                 amount     06.30.08     12.31.07
         --------------   -----------------------------------   -------   ----------   ----------
         Office assets    Fire, thunderbolt, and/or explosion       200            5            5

NOTE 13: POSITIVE AND NEGATIVE CONTINGENCIES
         a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders' equity:
            None.
         b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:
            As of June 30, 2008 and December 31, 2007 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14: IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
         a) Status of capitalization arrangements:
            As of June 30, 2008 and December 31, 2007, there were no irrevocable contributions towards future share subscriptions.

         b) Cumulative unpaid dividends on preferred shares:
            As of June 30, 2008 and December 31, 2007, there were no cumulative unpaid dividends on preferred shares.

NOTE 15: RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
         See Note 13 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Supplementary and Explanatory Statement by the Board of Directors
               For the six-month period commenced January 1, 2008
            and ended June 30, 2008, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of June 30, 2008 and December 31, 2007, the Company had not set up any allowances or provisions.

b) Inventories:
As of June 30, 2008 and December 31, 2007, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
As of June 30, 2008 and December 31, 2007, the Company had not set up any allowances or provisions.

b) Inventories:
As of June 30, 2008 and December 31, 2007, the Company did not have any inventories.

c) Investments:
See Note 11 and Schedule C to the financial statements.

d) Fixed assets:
1) As of June 30, 2008 and December 31, 2007, the Company did not have any fixed assets that have been technically appraised.
2) As of June 30, 2008 and December 31, 2007, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.d and Schedule B.
2) As of June 30, 2008 and December 31, 2007, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to the financial statements.
See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and provisions:
As of June 30, 2008 and December 31, 2007, the Company had not recorded any allowances or provisions.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders' Equity:
1) As of June 30, 2008 and December 31, 2007, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
2) As of June 30, 2008 and December 31, 2007, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  Supplementary and Explanatory Statement by the Board of Directors (continued)
                     (figures stated in thousands of pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

2) See Notes 9 and 12 to the financial statements.

3) As of June 30, 2008 and December 31, 2007 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 12 to the financial statements.

5) As of June 30, 2008 and December 31, 2007, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                 Book value   Book value
                                                       Insured      as of        as of
Insured assets              Risks covered               amount    06.30.08     12.31.07
--------------   -----------------------------------   -------   ----------   ----------
Office assets    Fire, thunderbolt, and/or explosion     200         5            5

6) As of June 30, 2008 and December 31, 2007, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of June 30, 2008 and December 31, 2007, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, August 06, 2008.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                 Informative Review as of June 30, 2008 and 2007
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the six-month period ended June 30, 2008 amounted to $78,319. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On July 24, 2007 Grupo Financiero Galicia S.A. subscribed an unsecured loan in US Dollars for the amount of US$ 80,000, which use, net of the cash reserves established by Decree No. 616/2005, was for paying Banco de Galicia y Buenos Aires S.A's shares.

On July 28, 2008, Grupo Financiero Galicia S.A. paid the first installment of the above-referred loan.

On July 27, 2007 Grupo Financiero Galicia S.A. subscribed and paid in 93,604,637 class "B" shares with a face value of $ 1 (one Peso) of Banco de Galicia y Buenos Aires S.A. Payment of shares was made in cash for $175,299 and negotiable obligations from Banco de Galicia y Buenos Aires due in 2014, with a face value of US$ 102,200.

On April 29, 2008, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2007, through the allocation of $ 2,302 to Legal Reserve and $ 43,735 to Discretionary Reserve.

BALANCE SHEET FIGURES

                             06.30.08         06.30.07         06.30.06         06.30.05         06.30.04
                          --------------   --------------   --------------   --------------   --------------
Assets
Current Assets                    99,336          312,515          321,597           26,832           30,906
Non-current assets             1,903,272        1,297,621        1,349,049        1,558,720        1,607,752
                          --------------   --------------   --------------   --------------   --------------
Total assets                   2,002,608        1,610,136        1,670,646        1,585,552        1,638,658
                          ==============   ==============   ==============   ==============   ==============
Liabilities
Current Liabilities               81,551            7,192            3,722           12,803            4,339
                          --------------   --------------   --------------   --------------   --------------
Non-current liabilities          188,233               11                6                6           45,794
                          --------------   --------------   --------------   --------------   --------------
Total Liabilities                269,784            7,203            3,728           12,809           50,133
                          --------------   --------------   --------------   --------------   --------------
Shareholders' equity           1,732,824        1,602,933        1,666,918        1,572,743        1,588,525
                          --------------   --------------   --------------   --------------   --------------
Total                          2,002,608        1,610,136        1,670,646        1,585,552        1,638,658
                          ==============   ==============   ==============   ==============   ==============

NET INCOME STATEMENT FIGURES

                             06.30.08         06.30.07         06.30.06         06.30.05         06.30.04
                          --------------   --------------   --------------   --------------   --------------
Ordinary operating result         86,274           (8,613)         (12,174)         150,933          (41,308)
Financial results                 (4,280)           7,586           82,642           (4,139)           5,241
Other income and expenses         (3,675)             558            1,503         (133,454)             545
Ordinary net income/(loss)        78,319             (469)          71,971           13,340          (35,522)
Income tax                            --           (5,066)         (31,829)          39,865           (5,388)
Net income/(loss)                 78,319           (5,535)          40,142           53,205          (40,910)

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Informative Review as of June 30, 2008 and 2007 (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

RATIOS

                             06.30.08         06.30.07         06.30.06         06.30.05         06.30.04
-----------------------   --------------   --------------   --------------   --------------   --------------
Liquidity                        1.21808         43.45314         86.40435          2.09575          7.12283
Credit standing                  6.42301        222.56789        447.13466        122.78421         31.68621
Capital assets                   0.95040          0.80590          0.80750          0.98307          0.98113

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.
     See  the above-mentioned Note 16 to the consolidated financial statements.

o    Net Investment S.A.
     The reorganization process through which Net Investment S.A, the absorbing company, and its controlled companies, B2Agro S.A. and Tradecom Argentina S.A. was merged and registered with the Corporation Control Authority on February 1, 2007.

     In accordance with the above-mentioned paragraph, the Corporate Bylaws were amended. The new corporate purpose is to develop and operate electronic businesses through the Internet.

     During 2007, the company oriented its efforts towards the improvement of the tools used by its customers as well as the development of products that can meet its potential customers' needs.

     During this period, the company took actions related to perform a change in the institutional image and products, in order to improve its presence in the market to win over new customers and create current customer loyalty. Furthermore, the company is working on its organizational structure in order to strengthen the company's strategic areas and be able to encourage new business opportunities.

o    Sudamericana Holding S.A.
     Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

     Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the six-month period commenced on January 1, 2008 and ended on June 30, 2008, amounted to $ 130,252. As of June 30, 2008, these companies had approximately 3.7 million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for the second quarter of 2008 exceeded that for the same period of the previous year by 126%.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Informative Review as of June 30, 2008 and 2007 (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

o    Galicia Warrants S.A.
     Galicia Warrants S.A. was founded in 1993 and, since then, its main purpose has been to provide solutions to short- and mid-term financing and inventory control by means of the issuance of deposit certificates and warrants, pursuant to Law 9,643, which governs such activity as well as the storage of merchandise in general. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     In addition to its offices in the City of Buenos Aires, Galicia Warrants S.A. has an office in the City of San Salvador, province of Entre Rios, and another in the City of Tucuman.

     For the six-month period ended June 30, 2008, net income from services increased to $ 4,717, with a pretax net income of $ 1,615.

     As of June 30, 2008, Galicia Warrants S.A. had third parties' merchandise under custody, made up of different products, for $ 121,382.

     Galicia Warrants S.A. has increased the storage of merchandise in general goods to the increasing level of industrial activity, thus meeting through its services the higher demand of customers generated by higher production volumes and a more active demand from local and foreign markets. We believe this tendency will continue during this fiscal year.

o    Galval Agente de Valores S.A.

     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

     As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of June 30, 2008 it holds customers' securities in custody for US$ 88,544, of which US$ 13,249 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     We believe that, during fiscal year 2008, the total number of new accounts and the deposits held in custody shall experience a substantial increase, what will be reflected in an increase in income from services corresponding to commissions from custody maintenance.

     Furthermore, we believe a significant increase in income from securities trading operations will take place.

The Company's outlook for the current fiscal year is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, August 06, 2008.

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2(nd) floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of June 30, 2008, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the six-month period then ended, as well as supplementary Notes 1 to 15, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the six-month period ended June 30, 2008, with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on August 06, 2008, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2008 contain the information required by Section 68 of the of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550, which we deemed necessary according to the circumstances.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2008 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2008, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, August 06, 2008.

                                                  Supervisory Syndics' Committee

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Peron 456 - 2(nd) floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2008, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the six-month periods ended June 30, 2008 and 2007, as well as supplementary Notes 1 to 15 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2008, and the consolidated income statements for the six-month periods ended June 30, 2008 and 2007, and the consolidated statements of cash flows for the six-month period ended June 30, 2008, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the City of Buenos Aires.

4. On February 13, 2008 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 with an unqualified opinion regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2007 and 2006 mentioned in item 4, we express the following:

     a) the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2008 and 2007 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2007.

6.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of June 30, 2008 and 2007, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of June 30, 2008, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records, amounted to $ 43,634.21, which was not yet due at that date.

Autonomous City of Buenos Aires, August 06, 2008.

                                                   PRICE WATERHOUSE & CO. S.R.L.